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AGENCY AGREEMENT

June 22, 2021

Peak Fintech Group Inc.

550 Sherbrooke W.,

West Tower, Suite 265

Montréal, QC, H3A 1B9

Attention:	Johnson Joseph, Chief Executive Officer

Dear Sir:

The undersigned, Research Capital Corporation (the "Agent"), as sole agent and bookrunner, understands that Peak Fintech Group Inc. (the "Company") proposes to issue and sell a minimum of 10,000,000 units and up to a maximum of 25,000,000 units of the Company (the "Offered Units") at a price of $2.00 per Offered Unit (the "Offering Price") for minimum aggregate gross proceeds of $20,000,000 and up to a maximum of $50,000,000 (the "Offering"). Each Offered Unit shall consist of one Common Share (as defined herein) (a "Unit Share") and one-half of one transferable common share purchase warrant (each whole warrant, a "Warrant"), with each Warrant entitling the holder to acquire an additional Common Share (a "Warrant Share") at a price of $3.50 per Warrant Share at any time up to 24 months from the date of issuance. The Warrants will be issued subject to, and will be governed by, the Warrant Indenture (as defined herein).

The Company hereby grants to the Agent an option (the "Over-Allotment Option") to purchase up to an additional 3,750,000 Offered Units (the "Over-Allotment Units") at a price per Over-Allotment Unit equal to the Offering Price for additional gross proceeds of up to $7,500,000, upon the terms and conditions set forth herein for the purpose of covering over-allotments made in connection with the Offering (as defined herein) and for market stabilization purposes, if any. The Over-Allotment Option shall be exercisable, in whole or in part, and from time to time, by the Agent, at any time prior to the Closing Date (as defined herein) by giving at least 48 hours written notice to the Company, as more particularly described herein. Any reference herein to (i) Offering includes the offering of the Over-Allotment Units, (ii) Offered Units shall include the Over-Allotment Units, (iii) Unit Shares and Warrants shall include the Unit Shares and Warrants forming part of the Over-Allotment Units, and (iv) Warrant Shares shall include the Warrant Shares underlying the Warrants forming part of the Over-Allotment Units.

Upon and subject to the terms and conditions set forth herein, the Agent hereby agrees to act, and upon acceptance hereof, the Company hereby appoints the Agent, as the Company's exclusive agent and bookrunner, to offer for sale on a commercially reasonable best efforts agency basis, without underwriter liability, the Offered Units to be issued and sold pursuant to the Offering and the Agent agrees to arrange for purchasers of the Offered Units in the Selling Jurisdictions (as defined herein) pursuant to the terms and conditions hereof.

The Offered Units will be distributed in the Qualifying Jurisdictions (as defined herein) pursuant to the Final Prospectus (as defined herein). The Offered Units may be offered and sold in the United States (as defined herein) by the Underwriter through the U.S. Affiliate (as defined herein) to U.S. Accredited Investors (as defined herein), including Qualified Institutional Buyers (as defined herein) that are also U.S. Accredited Investors, on a private placement basis pursuant to the exemption from the registration requirements of the U.S. Securities Act (as defined herein) provided by Rule 506(b) of Regulation D (as defined herein), and in compliance with Schedule A hereto.

The parties hereto each acknowledge and agree that the Agent shall be entitled to appoint a soliciting dealer group consisting of other registered dealers acceptable to the Company for the purposes of arranging for purchasers of the Offered Units at no additional cost to the Company.

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The following are the schedules attached to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule A - Compliance with United States Securities Laws

Schedule B - List of Convertible Securities

Schedule C - List of Subsidiaries

DEFINITIONS

In this Agreement, the following terms have the meanings ascribed thereto:

"Agent" has the meaning ascribed thereto in the first paragraph hereof;

"Agent's Commission" means the commission, payable in cash to the Agent as part of the Agent's Fee, as set out in Section 16;

"Agent's Fee" means the fee which is set out in Section 16(a) and which is payable by the Company to the Agent in consideration of the services performed by the Agent under this Agreement;

"Agent's Warrant Shares" means any previously unissued Common Shares that will be issued on exercise of the Agent's Warrants;

"Agent's Warrants" means the transferable common share purchase warrants of the Company which will be issued to the Agent and which have the terms set out in Section 16 and the certificates representing such common share purchase warrants;

"Agreement" means this agency agreement and includes the Schedules hereto;

"Amended and Restated Preliminary Prospectus" means, the amended and restated preliminary short form prospectus of the Company dated June 10, 2021, including all of the Documents Incorporated by Reference, prepared and filed by the Company in the Qualifying Jurisdictions and relating to the distribution of the Qualified Securities, and for which a receipt has been issued in accordance with the Passport System by the AMF on its own behalf and, as principal regulator, on behalf of each of the other Canadian Securities Regulators, and any amendments thereto;

"AMF" means the Autorité des marchés financiers;

"Annual Information Form" means the Company's annual information form dated December 29, 2020, in respect of the fiscal year ended December 31, 2019;

"Business Day" means a day which is not a Saturday, Sunday or statutory or civic holiday in the City of Vancouver, British Columbia or the City of Montréal, Québec;

"Canadian Securities Regulators" means the applicable securities commission or securities regulatory authority in each of the Qualifying Jurisdictions;

"Certification" means any regulatory approval, certification, licence, permit, approval, consent, certificates, registration, filing or other authorization of or issued by any Governmental Authority under applicable laws, including but not limited to those required under Environmental Laws and in connection with the business of the Company or any Subsidiary;

"CFF Fee" means the fee which is set out in Section 16(b) and which is payable by the Company to the Agent in consideration of the services performed by the Agent under this Agreement;

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"Closing" means the completion of the issue and sale by the Company on the Closing Date of the Offered Units as contemplated by this Agreement;

"Closing Date" means the date(s) of closing of the Offering as the Company and the Agent may agree;

"Closing Time" means 5:00 a.m. (Vancouver time) on the Closing Date or such other time on the Closing Date as the Company and Agent may agree;

"Common Shares" means the common shares without par value of the Company which the Company is authorized to issue, as constituted on the date hereof;

"Company" has the meaning ascribed thereto in the first paragraph hereof;

"Company's Auditors" means the auditors of the Company, Raymond Chabot Grant Thornton LLP;

"CSE" means the Canadian Securities Exchange;

"Disclosure Documents" means, collectively, all of the documentation which has been filed by or on behalf of the Company with the relevant Canadian Securities Regulators pursuant to the requirements of applicable Securities Laws, including all press releases filed on SEDAR, and the Offering Documents;

"Documents Incorporated by Reference" means all financial statements, management information circulars, material change reports, marketing materials or other documents issued or filed by the Company, whether before or after the date of this Agreement, that are required to be incorporated by reference into the Offering Documents, including the Annual Information Form and the Financial Statements;

"Eligible Issuer" means an issuer which meets the criteria and has complied with the requirements of NI 44-101 so as to allow it to offer its securities using a short form prospectus;

"Environmental Laws" means all applicable federal, provincial, state, municipal and local laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign relating to the protection of the environment, occupational health and safety;

"Final Prospectus" means the final short form prospectus of the Company, including all of the Documents Incorporated by Reference, to be prepared and filed by the Company in the Qualifying Jurisdictions and relating to the distribution of the Qualified Securities, and for which a receipt will be issued in accordance with the Passport System by the AMF on its own behalf and, as principal regulator, on behalf of each of the other Canadian Securities Regulators, and any amendments thereto;

"Financial Statements" has the meaning ascribed thereto in Section 7(ff);

"Governmental Authority" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, and any stock exchange or self-regulatory authority and, for greater certainty, includes the Securities Regulators;

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"IFRS" means International Financial Reporting Standards issued by the International Accounting Standards Board, namely, the standards, interpretations and the framework for the preparation and presentation of financial statements (in the absence of a standard or interpretation), as adopted in Canada by the Accounting Standards Board of the Chartered Professional Accountants of Canada, that are applicable to the circumstances as of the date of determination, consistently applied;

"Marketing Materials" has the meaning ascribed to "marketing materials" in NI 41-101;

"Material Adverse Effect" or "Material Adverse Change" means any effect or change on the Company or the Subsidiaries or their respective businesses that is or is reasonably likely to be materially adverse to the results of operations, financial condition, assets, properties, capital, liabilities (contingent or otherwise), cash flow, income or business operations of the Company and the Subsidiaries and their respective businesses, taken as a whole, after giving effect to this Agreement and the transactions contemplated hereby or that is or is reasonably likely to be materially adverse to the completion of the transactions contemplated by this Agreement; provided however that any event, change, occurrence or circumstance to the extent resulting or arising from any of the following shall not be considered when determining whether a Material Adverse Effect or Material Adverse Change has occurred: (i) any material change or development in general economic or market conditions in Canada or China, or from conditions generally affecting the industry in which the Company or the Subsidiaries conducts their business, provided that such change or development does not have a disproportionate effect on the Company or the Subsidiaries; (ii) any change in financing, banking or securities markets generally, provided that such change does not have a disproportionate effect on the Company or the Subsidiaries; (iii) any act of war, armed hostilities or terrorism, provided that such act does not have a disproportionate effect on the the Company or the Subsidiaries; (iv) any force majeure event or act of God which is beyond the control of the either of the Parties to this Agreement, provided that such event or act does not have a disproportionate effect on the Company or the Subsidiaries; or (v) any act or omission which has been consented to in writing by the Agent;

"misrepresentation", "material fact", "material change", "affiliate", "associate", and "distribution" have the respective meanings ascribed thereto in the Securities Act (British Columbia);

"MI 11-102" means Multilateral Instrument 11-102 - Passport System and its companion policy;

"Named Executive Officers" means, in respect of the Company, its Chief Executive Officer, Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 as well as any additional individuals who would qualify as a Named Executive Officer, except that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year end;

"NI 41-101" means National Instrument 41-101 - General Prospectus Requirements;

"NI 44-101" means National Instrument 44-101 - Short Form Prospectus Distributions;

"NI 51-102" means National Instrument 51-102 - Continuous Disclosure Obligations;

"NP 11-202" means National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions;

"Offered Units" has the meaning ascribed thereto in the first paragraph hereof;

"Offering" has the meaning ascribed thereto in the first paragraph hereof;

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"Offering Documents" means the Amended and Restated Preliminary Prospectus, the Preliminary Prospectus, the Final Prospectus, any Supplementary Material and the U.S. Private Placement Memorandum;

"Offering Price" has the meaning ascribed thereto in the first paragraph hereof;

"Over-Allotment Option" has the meaning ascribed thereto in the second paragraph hereof;

"Over-Allotment Unit" has the meaning ascribed thereto in the second paragraph hereof;

"Passport System" means the system and process for prospectus reviews provided for under MI 11-102 and NP 11-202;

"person" shall be broadly interpreted and shall include any individual, corporation, partnership, limited liability company, joint venture, association, trust or other legal entity;

"Personally Identifiable Information" means any information that alone or in combination with other information held by a person or entity can be used to specifically identify a person including but not limited to a natural person's name, street address, telephone number, e-mail address, photograph, social insurance number, driver's license number, passport number, credit or debit card number or customer or financial account number or any similar information that is treated as "Personally Identifiable Information" under applicable laws;

"Personnel" has the meaning ascribed thereto in Section 15;

"Preliminary Prospectus" means, the preliminary short form prospectus of the Company dated March 11, 2021, including all of the Documents Incorporated by Reference, prepared and filed by the Company in the Qualifying Jurisdictions and relating to the distribution of the Qualified Securities, and for which a receipt has been issued in accordance with the Passport System by the AMF on its own behalf and, as principal regulator, on behalf of each of the other Canadian Securities Regulators, and any amendments thereto;

"Proposed Cubeler Acquisition" refers to the preliminary discussions between the Company and Cubeler Inc. contemplating the purchase by the Company of all of the issued and outstanding shares of the capital of Cubeler Inc. in consideration of cash and by the issuance of Common Shares;

"Qualified Securities" means the Offered Units and Agent's Warrants;

"Qualified Institutional Buyer" means a "qualified institutional buyer" within the meaning of Rule 144A under the U.S. Securities Act;

"Qualifying Jurisdictions" means, collectively, each of the Provinces of Québec, British Columbia, Alberta and Ontario;

"Regulation D" means Regulation D promulgated by the SEC under the U.S. Securities Act;

"Rule 144A" means Rule 144A promulgated by the SEC under the U.S. Securities Act;

"SEC" means the United States Securities and Exchange Commission;

"Securities Laws" means, unless the context otherwise requires, collectively, all applicable securities laws in each of the Selling Jurisdictions, the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, multilateral and national instruments, orders, blanket rulings, notices and other regulatory instruments of the securities regulatory authorities in such jurisdictions;

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"Securities Regulators" means, collectively, the CSE, OTC Markets Group, and the Canadian Securities Regulators;

"Selling Firm" has the meaning ascribed thereto in Section 3(a);

"Selling Jurisdictions" means, collectively, each of the Qualifying Jurisdictions and may also include as the context requires, the United States and any other jurisdictions outside of Canada and the United States as mutually agreed to by the Company and the Agent;

"Software" means all computer software, programs, and applications and subsequent versions thereof, including source code, object, executable or binary code, objects, comments, screens, user interfaces, report formats, templates, menus, buttons and icons and all files, data, materials, manuals, design notes and other items and documentation related thereto and associated therewith, and all proprietary rights in any of the foregoing;

"Standard CSE Requirements" has the meaning ascribed thereto in Section 4(a)(ii);

"Standard Term Sheet" has the meaning ascribed to "standard term sheet" in NI 41-101;

"subsidiary" has the meaning ascribed thereto in the Canada Business Corporations Act;

"Subsidiaries" means the subsidiaries of the Company listed in Schedule C hereto and "Subsidiary" means any one of them, as the case may be;

"Supplementary Material" means, collectively, any amendment to the Amended and Restated Preliminary Prospectus, Preliminary Prospectus or the Final Prospectus and any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Company under Securities Laws relating to the distribution of the Qualified Securities thereunder;

"Transfer Agent" means AST Trust Company (Canada), in its capacity as the registrar and transfer agent of the Common Shares;

"Unit Share" has the meaning ascribed thereto in the first paragraph hereof;

"United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

"U.S. Accredited Investor" means an "accredited investor" within the meaning of Rule 501(a) of Regulation D under the U.S. Securities Act;

"U.S. Affiliate" means the duly registered United States broker-dealer affiliate of the Agent;

"U.S. Offering" means the proposed registered public offering by the Company of its Common Shares within the United States under the terms of the engagement letter between the Company and The Benchmark Company LLC ("Benchmark") dated February 22, 2021 pursuant to which Benchmark was appointed to act as the lead or book running managing underwriter;

"U.S. Private Placement Memorandum" has the meaning ascribed thereto in Schedule A;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended;

"Warrant" has the meaning ascribed thereto in the first paragraph hereof;

"Warrant Agent" means AST Trust Company (Canada), in its capacity as Warrant Agent under the Warrant Indenture;

"Warrant Share" has the meaning ascribed thereto in the first paragraph hereof; and

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"Warrant Indenture" means an indenture in respect of the Warrants to be entered into between the Company and the Warrant Agent on or before the Closing Date.

Unless otherwise expressly provided in this Agreement, words importing only the singular number include the plural and vice versa and words importing gender include all genders. References to Sections and Schedules are to the appropriate sections and schedules of this Agreement.

All funds referred to in this Agreement will be in Canadian dollars.

The division of this Agreement into sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

Any action or payment required or permitted to be taken or made hereunder on a day which is not a Business Day shall or may be, as the case may be, taken or made on the next succeeding Business Day, except when otherwise prescribed by Securities Laws, with the same force and effect as if taken or made within the period for the taking or making of such action.

TERMS AND CONDITIONS

1. Compliance With Securities Laws.

(a) The sale of the Offered Units to the purchasers shall be effected in a manner that is in compliance with Securities Laws and upon the terms set out in the Final Prospectus and in this Agreement. The Agent will use commercially reasonable efforts to arrange for purchasers for the Offered Units in the Selling Jurisdictions in connection with the Offering.

(b) The Company represents and warrants to the Agent that the Company has prepared and filed the Amended and Restated Preliminary Prospectus, Preliminary Prospectus and other related documents (including, without limitation, any Marketing Materials) and has obtained pursuant to the Passport System a receipt or deemed receipt therefor in each of the Qualifying Jurisdictions in order to qualify the Qualified Securities for distribution in each of the Qualifying Jurisdictions and until the day on which the distribution of the Qualified Securities is completed, the Company will promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required under Securities Laws to qualify the distribution of the Qualified Securities in the Qualifying Jurisdictions.

(c) The distribution of the Qualified Securities shall be qualified by the Offering Documents under Securities Laws in the Qualifying Jurisdictions and in such other jurisdictions as the Company and the Agent may agree. The Company will file with the CSE all required documents and pay all required fees, and do all things required by the rules and policies of the CSE, in order to obtain the conditional acceptance of the Offering and the listing of the Unit Shares, Warrant Shares and Agent's Warrant Shares prior to the Closing Date.

2. Due Diligence. Prior to the filing of the Amended and Restated Preliminary Prospectus, Preliminary Prospectus and the Final Prospectus and continuing until the Closing, the Company shall have permitted the Agent to review each of the Amended and Restated Preliminary Prospectus, Preliminary Prospectus and the Final Prospectus and shall allow the Agent to conduct any due diligence investigations which it reasonably requires in order to fulfill its obligations as an agent under Securities Laws and in order to enable it to responsibly execute the certificate in the

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Amended and Restated Preliminary Prospectus, Preliminary Prospectus and the Final Prospectus required to be executed by it.

3. Distribution and Certain Obligations of the Agent.

(a) The Agent represents and warrants that it is registered and duly qualified under Securities Laws to effect the sale of the Offered Units in the Qualifying Jurisdictions. The Agent shall, and shall require any investment dealer or broker (other than the Agent) with which the Agent has a contractual relationship in respect of the distribution of the Offered Units or who are otherwise offered selling group participation by the Agent (each, a "Selling Firm") to agree to comply with Securities Laws in connection with the distribution of the Offered Units and shall offer the Offered Units for sale to the public directly and through Selling Firms upon the terms and conditions set out in the Final Prospectus and this Agreement. The Agent shall, and shall require any Selling Firm to, offer for sale to the public and sell the Offered Units only in those jurisdictions where they may be lawfully offered for sale or sold. The Agent shall: (i) use commercially reasonable best efforts to complete and cause each Selling Firm to complete the distribution of the Offered Units as soon as reasonably practicable; and (ii) promptly notify the Company when, in its opinion, the Agent and the Selling Firms have ceased distribution of the Offered Units and provide a breakdown of the number of Offered Units distributed in each of the Selling Jurisdictions where such breakdown is required for the purpose of calculating fees payable to the Securities Regulators.

(b) The Agent shall, and shall require any Selling Firm to agree to, distribute the Offered Units in a manner which complies with and observes all applicable laws and regulations in each jurisdiction into and from which they may offer to sell the Offered Units or distribute the Offering Documents or any Supplementary Material in connection with the distribution of the Offered Units and will not, directly or indirectly, offer, sell or deliver any Offered Units or deliver the Offering Documents or any Supplementary Material to any person in any jurisdiction other than in the Qualifying Jurisdictions except in a manner which will not require the Company to comply with the registration, prospectus, filing, continuous disclosure or other similar requirements under the applicable securities laws of such other jurisdictions or pay any additional governmental filing fees which relate to such other jurisdictions. Subject to the foregoing, the Agent and any Selling Firm shall be entitled to offer and sell the Offered Units in such other jurisdictions in accordance with any applicable securities and other laws in such jurisdictions in which the Agent and/or Selling Firms offer the Offered Units provided that the Company is not required to file a prospectus or other disclosure document or become subject to continuing obligations in such other jurisdictions, in accordance with the provisions of this Agreement.

(c) For the purposes of this Section 3, the Agent shall be entitled to assume that the Offered Units are qualified for distribution in any Qualifying Jurisdiction where a receipt or similar document for the Final Prospectus shall have been obtained from the applicable Canadian Securities Regulators (including a receipt for the Final Prospectus issued under the Passport System) following the filing of the Final Prospectus unless otherwise notified in writing.

4. Deliveries on Filing and Related Matters.

(a) The Company shall deliver to the Agent:

(i) prior to the filing of the Final Prospectus with the Canadian Securities Regulators, a "long form" comfort letter dated the date of the Final Prospectus, in form and substance satisfactory to the Agent, acting reasonably, addressed to the Agent and the directors of the Company from the Company's Auditors with respect to financial and accounting information relating to the Company contained in the Final

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Prospectus, which letter shall be based on a review by the Company's Auditors within a cut-off date of not more than two Business Days prior to the date of the letter, which letter shall be in addition to any auditors' consent letter or comfort letter addressed to the Canadian Securities Regulators; and

(ii) prior to the filing of the Final Prospectus with the Canadian Securities Regulators, copies of correspondence indicating that Form 8 - Notice of Prospectus Offering of the CSE related to the Offering has been posted on the CSE Portal and that the requirements of Section 4 of Policy 6 - Distribution of the CSE have been satisfied in connection with the listing of the Unit Shares, Warrant Shares and Agent's Warrant Shares, subject only to satisfaction by the Company of customary post-closing requirements imposed by the CSE (collectively, the "Standard CSE Requirements").

(b) During the distribution of the Offered Units:

(i) the Company and the Agent shall approve in writing a template version of any Marketing Materials or Standard Term Sheets reasonably requested to be provided by the Agent to any potential investor of Offered Units, such Marketing Materials and Standard Term Sheets to comply with Securities Laws. The Company shall file a template version of any such Marketing Materials with the Canadian Securities Regulators as soon as reasonably practicable after such Marketing Materials are so approved in writing by the Company and the Agent, and in any event on or before the day such Marketing Materials are first provided to any potential investor of Offered Units, and such filing shall constitute the Agent's authority to use such Marketing Materials in connection with the Offering. Any comparables shall be redacted from the template version of any Marketing Materials in respect of the Offering, in accordance with NI 44-101 prior to filing such template version with the Canadian Securities Regulators and a complete template version containing such comparables and any disclosure relating to the comparables, if any, shall be delivered to the Canadian Securities Regulators by the Company. The Company shall prepare and file with the Canadian Securities Regulators a revised template version of any Marketing Materials provided to potential investors of Offered Units where required under Securities Laws; and

(ii) the Company and the Agent covenant and agree:

(A) not to provide any potential investor of Offered Units with any Marketing Materials unless a template version of such Marketing Materials has been filed by the Company with the Canadian Securities Regulators on or before the day such Marketing Materials are first provided to any potential investor of Offered Units; and

(B) not to provide any potential investor with any materials or information in relation to the distribution of the Offered Units or the Company other than: (a) such Marketing Materials that have been approved and filed in accordance with this Section 4(b); (b) the Amended and Restated Preliminary Prospectus, the Preliminary Prospectus and the Final Prospectus; and (c) any Standard Term Sheets approved in writing by the Company and the Agent.

(c) The Company shall also prepare and deliver promptly to the Agent signed copies of all Supplementary Material required to be filed by the Company in compliance with Securities Laws.

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(d) Delivery of the Offering Documents by the Company shall constitute the representation and warranty of the Company to the Agent that, as at their respective dates of filing:

(i) all information and statements (except information and statements relating solely to the Agent and provided by the Agent in writing) contained in the Amended and Restated Preliminary Prospectus, Preliminary Prospectus or the Final Prospectus or any Supplementary Material, as the case may be, are true and correct, in all material respects, and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Company and the Offered Units;

(ii) no material fact or information has been omitted therefrom (except facts or information relating solely to the Agent) which is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made; and

(iii) except with respect to any information relating solely to the Agent and provided by the Agent in writing, such documents comply in all material respects with the requirements of Securities Laws.

Such deliveries shall also constitute the Company's consent to the Agent's use of the Offering Documents in connection with the distribution of the Offered Units in the Qualifying Jurisdictions.

(e) The Company shall cause commercial copies of the Final Prospectus, the U.S. Private Placement Memorandum and any Supplementary Material to be delivered to the Agent without charge, in such numbers and in such cities as the Agent may reasonably request by written instructions. Such delivery shall be effected as soon as possible and, in any event, on or before a date which is two Business Days after the Canadian Securities Regulators have issued a receipt for the Final Prospectus, and on or before a date which is two Business Days after the Canadian Securities Regulators issue receipts for or accept for filing, as the case may be, any Supplementary Material.

(f) Subject to compliance with Securities Laws in the Qualifying Jurisdictions, during the period commencing on the date hereof and until completion of the distribution of the Offered Units, the Company will promptly provide the Agent with drafts of any press releases of the Company for review prior to issuance and shall obtain the prior approval of the Agent as to the content and form of any press release relating to the Offering prior to issuance, such approval not to be unreasonably withheld or delayed. If required by Securities Laws or any applicable United States securities laws or regulation, any press release announcing or otherwise referring to the Offering disseminated outside the United States shall include an appropriate notation on the face page substantially as follows: "Not for distribution to the United States news wire services, or dissemination in the United States", and shall include substantially the following language: "This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the United States Securities Act of 1933, as amended, and applicable state securities laws."

5. Material Changes.

(a) During the period prior to the Agent notifying the Company of the completion of the distribution of the Offered Units, the Company shall promptly inform the Agent (and if requested by the Agent, confirm such notification in writing) of the full particulars of:

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(i) any material change (actual, anticipated, contemplated, threatened, financial or otherwise) in the assets, liabilities (contingent or otherwise), business, affairs, operations or capital of the Company and the Subsidiaries, taken as a whole, or any relevant third party;

(ii) any material fact which has arisen or has been discovered and would have been required to have been stated in the Amended and Restated Preliminary Prospectus, Preliminary Prospectus or the Final Prospectus had the fact arisen or been discovered on, or prior to, the date of such documents;

(iii) any change in any material fact contained in the Offering Documents or whether any event or state of facts has occurred after the date hereof, which, in any case, is, or may be, of such a nature as to render any of the Offering Documents untrue or misleading in any material respect or to result in any misrepresentation in any of the Offering Documents, or which would result in the Final Prospectus or any Supplementary Material not complying (to the extent that such compliance is required) with Securities Laws;

(iv) any notice by any governmental, judicial or regulatory authority requesting any information, meeting or hearing relating to the Company or the Offering;

(v) any actual or proposed inquiry, action, suit, proceeding or investigation (whether formal or informal) commenced, announced or threatened, or an order made, by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including without limitation the CSE or any securities commission which operates to prevent or materially restrict the trading of the Common Shares or any other securities of the Company; and

(vi) other event or state of affairs that would reasonably be expected to be relevant to the Agent's due diligence investigations.

(b) The Company will comply with Part 6 of NI 41-101 and with the comparable provisions of Securities Laws and the Company will prepare and file promptly any Supplementary Material which may be necessary and will otherwise comply with all legal requirements necessary to continue to qualify the Offered Units for distribution in each of the Qualifying Jurisdictions.

(c) In addition to the provisions of Sections 5(a) and (b), the Company shall, in good faith, discuss with the Agent any change, event or fact contemplated in Sections 5(a) and (b) that is of such a nature that there is or could be reasonable doubt as to whether notice should be given to the Agent under Section 5(a) and shall consult with the Agent with respect to the form and content of any amendment or other Supplementary Material proposed to be filed by the Company, it being understood and agreed that no such amendment or other Supplementary Material shall be filed with any Securities Regulator prior to the review thereof by the Agent and its counsel, acting reasonably and without undue delay.

(d) If during the period of distribution of the Offered Units there shall be any change in Securities Laws which, in the opinion of the Agent, acting reasonably, requires the filing of any Supplementary Material, upon written notice from the Agent, the Company shall, to the satisfaction of the Agent, acting reasonably, promptly prepare and file any such Supplementary Material with the appropriate Securities Regulators where such filing is required.

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6. Covenants of the Company. The Company hereby covenants to the Agent that the Company:

(a) will advise the Agent, promptly after receiving notice thereof, of the time when the Offering Documents has been filed and receipts therefor have been obtained pursuant to the Passport System and will provide evidence reasonably satisfactory to the Agent of each such filing and copies of such receipts;

(b) will advise the Agent, promptly after receiving notice or obtaining knowledge thereof, of:

(i) the issuance by any Canadian Securities Regulators of any order suspending or preventing the use of the Amended and Restated Preliminary Prospectus, the Preliminary Prospectus, the Final Prospectus or any Supplementary Material;

(ii) the institution, threatening or contemplation of any proceeding for any such purposes;

(iii) any order, ruling, or determination having the effect of suspending the sale or ceasing the trading in any securities of the Company (including the Common Shares and the Warrants) has been issued by any Securities Regulator or the institution, threatening or contemplation of any proceeding for any such purposes; or

(iv) any requests made by any Canadian Securities Regulators for amending or supplementing the Amended and Restated Preliminary Prospectus, the Preliminary Prospectus or the Final Prospectus or for additional information, and will use its commercially reasonable efforts to prevent the issuance of any order referred to in Section 6(b)(i) and, if any such order is issued, to obtain the withdrawal thereof as quickly as possible;

(c) from and including the date of this Agreement through to and including the Closing Time, do all such acts and things necessary to ensure that the representations and warranties of the Company contained in this Agreement or any certificates or documents delivered by the Company pursuant to this Agreement remain materially true and correct and not do any such act or thing that would render any representation or warrant of the Company contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement materially untrue or incorrect;

(d) at all times until the completion of the distribution of the Offered Units or the date on which the Agents have exercised their termination rights pursuant to Section 12 of this Agreement, the Company will, to the satisfaction of counsel to the Agents, acting reasonably, promptly take or cause to be taken all additional steps and proceedings that may be required from time to time under Securities Laws of the Qualifying Jurisdictions to continue to so qualify the Offered Units, the Over-Allotment Option, and the Agent's Warrants;

(e) will, provided it receives payment or other consideration therefor, ensure that at the Closing Time: (i) the Unit Shares have been duly and validly issued as fully paid and non-assessable Common Shares; (ii) the Warrants have been duly and validly issued and delivered as directed by the Agents; and (iii) the Agent's Warrants have been duly and validly issued and delivered as directed by the Agents;

(f) will use its commercially reasonable efforts to maintain its status as a "reporting issuer" (or the equivalent thereof) not in default of the requirements of Securities Laws of each of the Qualifying Jurisdictions until the date which is 24 months following the Closing Date;

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(g) will use its commercially reasonable efforts to maintain the listing of the Common Shares on the CSE or such other recognized stock exchange or quotation system as the Agent may approve, acting reasonably, to the date that is 24 months following the Closing Date so long as the Company meets the minimum listing requirements of the CSE or such other exchange or quotation system; it being understood that the Company has informed the Agent, who has acknowledged and approved, the Company's contemplated listing on the NASDAQ exchange and uplisting on the Toronto Stock Exchange;

(h) will use the net proceeds of the offering of Offered Units contemplated herein in the manner and subject to the qualifications described in the Offering Documents under the heading "Use of Proceeds";

(i) will have made or obtained, as applicable, at or prior to the Closing Time, all consents, approval, permits, authorizations or filings as may be required by the Company under Securities Laws necessary for the consummation of the transactions contemplated herein, other than customary post-closing filings required to be submitted within the applicable time frame pursuant to Securities Laws and other than those consents or approvals of which the failure to obtain would not reasonably be expected to result in a Material Adverse Effect; and

(j) unless otherwise waived by the Agents, the Company will have, at or prior to the Closing Time, fulfilled or caused to be fulfilled, each of the conditions set out in Section 9 hereof.

7. Representations and Warranties of the Company. The Company represents and warrants to the Agent that each of the following representations and warranties is true and correct on the date of this Agreement:

(a) Incorporation and Organization: The Company and each of the Subsidiaries has been incorporated, is organized and is a valid and subsisting corporation in good standing, under the laws of its jurisdiction of existence and has all requisite corporate power and capacity to carry on its business as now conducted or proposed to be conducted and to own or lease and operate the property and assets thereof.

(b) Extra-provincial Registration: The Company and each of the Subsidiaries is licensed, registered or qualified as an extra-provincial or foreign corporation, as the case may be, in all jurisdictions where the character of the property or assets thereof owned or leased or the nature of the activities conducted by it make such licensing, registration or qualification necessary and is carrying on the business thereof in material compliance with all applicable laws, rules and regulations of each such jurisdiction.

(c) Authorized Capital: The Company is authorized to issue an unlimited number of Common Shares, of which, as of the date hereof, 132,900,341 Common Shares are issued and outstanding as fully paid and non-assessable Common Shares. Neither the Company nor the Subsidiaries are party to any agreement, nor is the Company aware of any agreement, which in any manner affects the voting control of any securities of the Company or the Subsidiaries.

(d) Voting Control / Shareholders Rights Plan: The Company has not implemented a shareholder rights plan and there are no other agreements in force or effect which in any manner affects the rights of the Company's shareholders, or the voting or control of any of the securities of the Company or of any of the Subsidiaries.

(e) Absence of Rights: Other than as disclosed in Schedule B, all as disclosed to the Agent outstanding as at the date hereof, no person now has any agreement or option or right or privilege (whether at law, pre-emptive or contractual) capable of becoming an agreement for the purchase, acquisition, subscription or issuance of, or conversion into, any unissued shares, securities, warrants or convertible obligations of any nature of the Company or any Subsidiary.

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(f) No Dividends: During the previous 12 months, the Company has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of its shares or securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its Common Shares or securities or agreed to do any of the foregoing.

(g) Subsidiaries: The Subsidiaries are the only subsidiaries of the Company. The Company does not beneficially own or exercise control or direction over 10% or more of the outstanding voting shares of any company that holds any assets or conducts any operations other than the Subsidiaries and the Company beneficially owns, directly or indirectly, the percentage indicated on Schedule C hereto of the issued and outstanding shares in the capital of the Subsidiaries which are free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands of any kind whatsoever, all of such shares have been duly authorized and are validly issued and are outstanding as fully paid and non-assessable shares and no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase from the Company of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of any Subsidiary or any other security convertible into or exchangeable for any such shares.

(h) No Proceedings for Dissolution: No act or proceeding has been taken by or against the Company or the Subsidiaries in connection with their liquidation, winding-up or bankruptcy, or to the knowledge of the Company, are pending. The Company and the Subsidiaries are not insolvent and are able to meet all of their respective financial liabilities as they become due and no winding-up, liquidation, dissolution or bankruptcy proceedings have been commenced or are being commenced or contemplated by the Company or the Subsidiaries, and, no merger, consolidation, amalgamation, sale of all or substantially all of the assets or sale of the business transactions have been commenced or are being commenced or contemplated by the Company or the Subsidiaries and the Company has no knowledge of any such proceedings or transactions having been commenced or being contemplated in respect of the Company or the Subsidiaries by any other party.

(i) Listing: The Common Shares are listed and posted for trading on the CSE and the Company, concurrently with the execution of this Agreement, is following the Standard CSE Requirements so that at the time of issue the Unit Shares, Warrant Shares and Agent's Warrant Shares will be listed on the CSE, subject only to the customary post- closing requirements imposed by the CSE. The Company is not aware of any impediment that may affect the ability of the Company to complete any of the customary post-closing requirements imposed by the CSE immediately following Closing.

(j) Certain Securities Law Matters: The Common Shares are listed on the CSE, the Company is a reporting issuer in British Columbia, Alberta, Ontario and Québec, is not in default of any material requirement of Securities Laws of any of such Provinces, and the Company is not included on a list of defaulting reporting issuers maintained by any of the Canadian Securities Regulators of such jurisdictions. In particular, without limiting the foregoing, the Company has at all times complied with its obligations to make timely disclosure of all material changes and material facts relating to it and there is no material change or material fact relating to the Company or the Subsidiaries which has occurred and with respect to which the requisite news release has not been disseminated or material change report, as applicable, has not been filed with the Canadian Securities Regulators in British Columbia, Alberta, Ontario or Québec. The Company is not required to file reports with the SEC pursuant to Section 13(a) or Section 15(d) of the United States Securities Exchange Act of 1934, as amended.

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(k) Filing of Confidential Material Change Report: The Company has not filed any confidential material change reports or similar confidential report with any Canadian Securities Regulators that are still maintained on a confidential basis.

(l) No Pre-emptive Rights: The issue of the Offered Units will not be subject to any pre-emptive right or other contractual right to purchase securities granted by the Company or to which the Company is subject.

(m) Transfer Agent: AST Trust Company (Canada) has been appointed by the Company as the registrar and transfer agent for the Common Shares.

(n) Issue of Offered Securities: All necessary corporate action has been taken, or will be taken before Closing, to authorize the issue and sale of, and the delivery of certificates representing the Unit Shares, Warrants, Warrant Shares, Agent's Warrants and Agent's Warrant Shares and the execution and delivery of this Agreement and the Warrant Indenture, and, upon payment of the requisite consideration therefor, the Unit Shares, Warrant Shares and Agent's Warrant Shares will be validly issued as fully paid and non-assessable Common Shares.

(o) Corporate Actions:

(i) The Company has taken all necessary corporate action to authorize the execution, delivery, filing and performance, as applicable, of this Agreement, the Amended and Restated Preliminary Prospectus, the Preliminary Prospectus, the preliminary U.S. Private Placement Memorandum, any Supplementary Materials and the Marketing Material, as applicable.

(ii) The Company will, prior to the filing of the Final Prospectus, take all necessary corporate action to authorize the execution, delivery and filing, as applicable, of the Final Prospectus, the final U.S. Private Placement Memorandum and any Supplementary Materials.

(iii) The Company will, prior to the Closing time, take all necessary corporate action to authorize the issuance and sale of the Offered Units, including the issuance and sale of the Unit Shares as fully paid and non-assessable Common Shares, the creation and issuance of the Warrants, the issuance of the Warrant Shares upon due exercise of the Warrants, the grant of the Over-Allotment Option, the creation and issuance of the Agent's Warrants, the execution, delivery and performance of the Agent's Warrant certificates and the issuance of the Agent's Warrant Shares upon due exercise of the Agent's Warrants.

(p) Consents, Approvals and Conflicts: None of the offering and sale of the Offered Units, the grant of the Over-Allotment Option, the execution and delivery of this Agreement, the Warrant Indenture or the Offering Documents, the compliance by the Company with the provisions of this Agreement or the Warrant Indenture or the consummation of the transactions contemplated herein, in the Warrant Indenture or in the Offering Documents including, without limitation, the issue of the Offered Units or grant of the Over-Allotment Option upon the terms and conditions as set forth herein, do or will (i) subject to compliance by the Agent with the provisions of this Agreement, require the consent, approval, authorization, order or agreement of, or registration or qualification with, any governmental agency, body or authority, court, stock exchange, securities regulatory authority or other person, except (A) such as have been, or will by the Closing Date, be obtained, or (B) such as may be required under Securities Laws of any of the Qualifying Jurisdictions, or (C) such as may be required under the policies of the CSE and will be obtained by the Closing Date, or (ii) conflict with or result in any breach or violation of any of the provisions of, or constitute a default under, any indenture, mortgage, deed of trust, lease or other agreement or instrument to which the Company or any Subsidiary is a party or by which any of them or any of the properties or assets thereof is bound, or the articles or by-laws or any other constating document of the Company or any Subsidiary or any resolution passed by the directors (or any committee thereof) or shareholders of the Company or any Subsidiary, or any statute or any judgment, decree, law, order, rule, policy or regulation of any court, governmental authority, arbitrator, stock exchange or securities regulatory authority applicable to the Company or any Subsidiary or any of the properties or assets thereof.

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(q) Authority and Authorization: The Company has all requisite corporate power and capacity to enter into this Agreement and the Warrant Indenture and to do all acts and things and execute and deliver all documents as are required hereunder and thereunder to be done, observed, performed or executed and delivered by it in accordance with the terms hereof and thereof, and the Company has taken, or will have taken before Closing, all necessary corporate action to authorize the execution, and delivery of, and performance of its obligations under, this Agreement and the Warrant Indenture and to observe and perform its obligations under this Agreement and the Warrant Indenture in accordance with the provisions hereof and thereof including, without limitation, the issue of the Unit Shares, Warrants, Warrants Shares, Agent's Warrants and Agent's Warrant Shares upon the terms and conditions set forth herein.

(r) No Material Adverse Change: Subsequent to December 31, 2019, there has not been any Material Adverse Change and, to the knowledge of the Company, there has been no event or occurrence that would reasonably be expected to result in a Material Adverse Change.

(s) No Material Change: There is not presently any material change or change in any material fact relating to the Company or the Subsidiaries which has not been fully disclosed to the public. Additionally, since December 31, 2019:

(i) there has not been any event, occurrence, state of circumstances, or facts or change in the Company, any Subsidiary or in any of the Company's or a Subsidiary's business that has had, or which the Company or a Subsidiary may, after reasonable inquiry, expect to have, either individually or in the aggregate, a Material Adverse Effect;

(ii) there has not been (I) any material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise), business, condition (financial or otherwise) or results of operations of the Company and the Subsidiaries, on a consolidated basis, that has had, or which the Company may, after reasonable inquiry, expect to have, a Material Adverse Effect or (II) other than as disclosed in the Disclosure Documents, any incurrence, assumption or guarantee of any indebtedness for borrowed money by the Company in connection with its business, the business of the Subsidiaries or otherwise;

(iii) there has not been any (I) payments by the Company in respect of any indebtedness of the Company for borrowed money or in satisfaction of any liabilities of the Company related to its business or that of its subsidiaries, other than in the ordinary course of business or the guarantee by the Company of any of the indebtedness of any other person, or other than as disclosed in the Disclosure Documents, or (II) creation, assumption or sufferance of (whether by action or omission) the existence of any lien on any assets reflected on the Company's balance sheet;

(iv) there has not been any transaction or commitment made, or any material contract entered into, by the Company, or any waiver, amendment, termination or cancellation of any material contract by the Company, or any relinquishment of any rights thereunder by the Company or of any other right or debt owed to the Company, other than, in each such case, actions taken in the ordinary course of business consistent with past practice;

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(v) other than in the ordinary course of business and consistent with past practice, there has not been any: (I) grant of any severance, continuation or termination pay to any director, officer, stockholder or employee of the Company or any affiliate of the Company, (II) entering into of any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director, officer, stockholder or employee of the Company or any affiliate of the Company, (III) increase in benefits payable or potentially payable under any severance, continuation or termination pay policies or employment agreements with any director, officer, stockholder or employee of the Company or any affiliate of the Company, (IV) increase in compensation, bonus or other benefits payable or potentially payable to directors, officers, stockholders or employees of the Company or any affiliate of the Company, or (V) change in the terms of any bonus, pension, insurance, health or other employee benefit plan of the Company;

(vi) there has not been any change by the Company in its accounting principles, methods or practices or in the manner it keeps its books and records that is not prescribed to be in accordance with IFRS;

(vii) other than as disclosed in the Offering Documents, there has not been any distribution, dividend, bonus, management fee or other payment by the Company to any officer, director, stockholder or affiliate of the Company or any of their respective affiliates or associates, other than payments of salaries or compensation in connection with services rendered in the normal course;

(viii) other than as disclosed in the Disclosure Documents, there has not been any material change in the capital stock or long-term debt of the Company and the Subsidiaries, on a consolidated basis; and

(ix) the Company and the Subsidiaries have carried on their respective businesses in the ordinary course.

(t) Annual Information Form: The Company is an Eligible Issuer and has filed the required notice set forth in Section 2.8 of NI 44-101. The Annual Information Form is in the form required by Form 51-102F2 as prescribed by NI 51-102 and does not contain a misrepresentation.

(u) Offering Documents: The Offering Documents, when filed, contain or will contain no untrue statement of a material fact and do not or will not omit to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it is made and, together with all of the information incorporated by reference in the Offering Documents, will constitute full, true and plain disclosure of all material facts relating to the Company and the Qualified Securities and comply with Securities Laws.

(v) Description of Offered Units: The attributes of the Offered Units conform in all material respects with the description thereof in this Agreement and the Offering Documents.

(w) Significant Acquisition: The Company: (A) has not made any significant acquisitions as such term is defined in Part 8 of NI 51-102 in its current financial year or prior financial years in respect of which historical and/or pro forma financial statements or other information would be required to be included or incorporated by reference into the Offering Documents pursuant to Securities Laws and for which a business acquisition report has not been filed under NI 51-102; (B) has not entered into any agreement or arrangement in respect of a transaction that would be a significant acquisition for purposes of Part 8 of NI 51-102; and (C) hereby confirms that there are no proposed acquisitions by the Company, including the Proposed Cubeler Acquisition, that have progressed to the state where a reasonable person would believe that the likelihood of the Company completing the acquisition is high and would be a significant acquisition for the purposes of Part 8 of NI 51-102 if completed as of the date of the Amended and Restated Preliminary Prospectus, the Preliminary Prospectus or Final Prospectus, as applicable.

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(x) Acquisitions: All prior acquisitions of the Company and the Subsidiaries was conducted in material compliance with all corporate, regulatory and shareholder approvals, consents, authorizations, registrations, and filings reasonably required in connection therewith were obtained and complied with. The Company's due diligence review, including financial and legal due diligence and background reviews, as deemed appropriate by the Company, in connection with such acquisitions did not, prior to the completion of any such transaction, and has not, as at the date hereof, resulted in the discovery of any fact or circumstance which would reasonably be expected to have a Material Adverse Effect.

(y) Forward-Looking Information: With respect to forward-looking statements in the Offering Documents, subject to the assumptions and risk factors disclosed in the Offering Documents, the Company has no reason to believe that the actual results forecast or projected by such statements will not be achieved in materially the manner disclosed and the Company does not expect to modify such forward-looking statements in any materially adverse manner during the period of distribution of the Offered Units.

(z) Eligibility for Investment: The Unit Shares and Warrants will, on the Closing Date, be qualified investments under the Income Tax Act (Canada) and the regulations thereunder, as in effect on the date hereof, as disclosed in the Offering Documents.

(aa) Validity and Enforceability: This Agreement has been authorized, executed and delivered by the Company and constitutes a valid and legally binding obligation of the Company enforceable against the Company in accordance with the terms hereof and, prior to Closing, the Warrant Indenture will have been authorized, executed and delivered by the Company and will constitute a valid and legally binding obligation of the Company enforceable against the Company in accordance with its the terms, in each case, except in any case as enforcement hereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law.

(bb) Public Disclosure: The Company is in compliance in all material respects with all its disclosure obligations under the Securities Laws of the Selling Jurisdictions (including, without limitation, all of its disclosure obligations pursuant to NI 51-102 and pursuant to National Instrument 58-101 - Disclosure of Corporate Governance Practices). Each of the Disclosure Documents is, as of the date thereof, in compliance in all material respects with the Securities Laws of the Selling Jurisdictions and does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and such documents collectively constitute full, true and plain disclosure of all material facts relating to the Company and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, as of the date thereof. There is no fact known to or circumstances existing or would reasonably be expected by the Company the Company which the Company has not publicly disclosed which results in a Material Adverse Effect, materially adversely affect the ability of the Company to perform its obligations under this Agreement or the Warrant Indenture, or under which the Company is or would reasonably be expected to incur any liability under Part XXIII.1 - Civil Liability for Secondary Market Disclosure of the Securities Act (Ontario) and analogous secondary market liability disclosure provisions under applicable Securities Laws.

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(cc) Material Contracts: All contracts and agreements material to the Company and the Subsidiaries, taken as a whole, other than those entered into in the ordinary course of business as presently conducted, have been disclosed in the Offering Documents.

(dd) No Cease Trade Order: No order preventing, ceasing or suspending trading in any securities of the Company or prohibiting the issue and sale of securities by the Company is issued and outstanding and no proceedings for either of such purposes have been instituted or, to the best of the knowledge of the Company, are pending, contemplated or threatened.

(ee) Accounting Controls: The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance: (i) that transactions are completed in accordance with the general or a specific authorization of management or directors of the Company; (ii) that transactions are recorded as necessary to permit the preparation of consolidated financial statements for the Company in conformity with International Financial Reporting Standards and to maintain asset accountability; (iii) that access to assets of the Company and the Subsidiaries is permitted only in accordance with the general or a specific authorization of management or directors of the Company; (iv) that the recorded accountability for assets of the Company and the Subsidiaries is compared with the existing assets of the Company and the Subsidiaries at reasonable intervals and appropriate action is taken with respect to any differences therein; and (v) regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on its financial statements or interim financial statements.

(ff) Financial Statements: The Company's consolidated audited financial statements for the fiscal years ended December 31, 2019 and 2018, and the Company's amended and restated condensed consolidated interim financial statements for the nine months ended September 30, 2020, and 2019, (collectively, the "Financial Statements", which term includes the notes to such statements and the related auditors' report on such statements, if any) (i) comply as to form in all material respects with the requirements of the Securities Laws of the Qualifying Jurisdictions, (ii) have been prepared in conformity with IFRS, applied on a consistent basis throughout the periods involved, (iii) present fairly, in all material respects, the financial position, the results of operations and cash flows and the shareholders' equity and other information purported to be shown therein at the respective dates and for the respective periods to which they apply, (iv) have been prepared in conformity with International Financial Reporting Standards, consistently applied throughout the period covered thereby, and all adjustments necessary for a fair presentation of the results for such periods have been made in all material respects, (v) do not contain any misrepresentations with respect to the period covered by the Financial Statements, such that the Financial Statements would not be true and correct in every material respect, and (vi) contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of the Company which are deemed material individually or in the aggregate, and there has been no change in accounting policies or practices of the Company since December 31, 2019, except as required by IFRS or as disclosed in the Financial Statements.

(gg) Contingent Liabilities: Neither the Company, nor any of the Subsidiaries has any liabilities, obligations, indebtedness or commitments, including under any guarantee of any debt, and the Company has not made any loans to or guaranteed the obligations of any person whether accrued, absolute, contingent or otherwise, which are not disclosed or referred to in the Financial Statements or referred to or disclosed herein, other than liabilities, obligations, or indebtedness or commitments, which would not, individually or in the aggregate, have a Material Adverse Effect.

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(hh) Off-Balance Sheet Transactions. There are no material off-balance sheet transactions, arrangements, obligations or liabilities of the Company or its subsidiaries whether direct, indirect, absolute, contingent or otherwise which are required to be disclosed and are not disclosed or reflected in the Financial Statements.

(ii) Auditors: The Company's Auditors who audited or reviewed the Financial Statements and who provided their audit report thereon, as applicable, are independent public accountants as required under the Securities Laws of the Qualifying Jurisdictions and there has not been a reportable event (within the meaning of NI 51-102) between the Company and any such auditor.

(jj) Audit Committee: The audit committee of the Company is comprised and operates in accordance with the requirements of National Instrument 52-110 - Audit Committees.

(kk) Changes in Financial Position: Except as disclosed in the Offering Documents, since December 31, 2019, none of:

(i) the Company or any Subsidiary has paid or declared any dividend or incurred any material capital expenditure or made any commitment therefor;

(ii) the Company or any Subsidiary has incurred any obligation or liability, direct or indirect, contingent or otherwise, except in the ordinary course of business; and

(iii) the Company or any Subsidiary has entered into any material transaction or made a significant acquisition.

(ll) Insolvency: Neither the Company nor any Subsidiary has committed an act of bankruptcy or sought protection from the creditors thereof before any court or pursuant to any legislation, proposed a compromise or arrangement to the creditors thereof generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to be declared bankrupt or wound up, taken any proceeding to have a receiver appointed of any of the assets thereof, had any person holding any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement or other security interest or receiver take possession of any of the property thereof, had an execution or distress become enforceable or levied upon any portion of the property thereof or had any petition for a receiving order in bankruptcy filed against it.

(mm) Title: The Company and each Subsidiary is the absolute legal and beneficial owner of, and has good and marketable title to, all of the material properties and assets thereof, free and clear of any encumbrances, liens, obligations, hindrances or other restrictions of any kind or type whatsoever and no other property or assets are necessary for the conduct of the business of the Company and the Subsidiaries, as currently conducted. Any and all of the agreements and other documents and instruments pursuant to which the Company and the Subsidiaries hold the property and assets thereof are valid and subsisting agreements, documents and instruments in full force and effect, enforceable in accordance with the terms thereof, and such properties and assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, and all material leases, licenses and other agreements pursuant to which the Company or a Subsidiary derives the interests thereof in such property are in good standing. The Company does not know of any claim or the basis for any claim that might or could materially and adversely affect the right of the Company or any Subsidiary to use, transfer or otherwise exploit their respective assets, and neither the Company nor any Subsidiary has any responsibility or obligation to pay any commission, royalty or similar payment to any person with respect to the property and assets thereof.

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(nn) Proceedings or Inquiries: No legal or governmental proceedings or inquiries are pending to which the Company or any Subsidiary is a party or to which the property thereof is subject that would result in the revocation or modification of any certificate, authority, permit or license necessary to conduct the business now owned or operated by the Company or any Subsidiary and, to the knowledge of the Company, no such legal or governmental proceedings or inquiries have been threatened against or are contemplated with respect to the Company or any Subsidiary or with respect to the properties or assets thereof.

(oo) Privacy: The Company and each Subsidiary has security measures and safeguards in place to protect Personally Identifiable Information it collects from clients and customers, as applicable, and other parties from illegal or unauthorized access or use by its personnel or third parties or access or use by its personnel or third parties in a manner that violates the privacy rights of third parties. The Company and each Subsidiary has complied in all material respects with all applicable privacy and consumer protection laws and neither has collected, received, stored, disclosed, transferred, used, misused or permitted unauthorized access to any information protected by privacy laws, whether collected directly or from third parties, in an unlawful manner. The Company and each Subsidiary has taken all reasonable steps to protect Personally Identifiable Information against loss or theft and against unauthorized access, copying, use, modification, disclosure or other misuse.

(pp) No Contemplated Changes: Except as disclosed in the Offering Documents and in Disclosure Documents filed since December 31, 2019, neither the Company nor any Subsidiary has approved or has entered into any agreement in respect of, or has any knowledge of:

(i) the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Company or any Subsidiary whether by asset sale, transfer of shares or otherwise, other than the U.S. Offering and the Proposed Cubeler Acquisition;

(ii) the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of the Company or any Subsidiary or otherwise) of the Company or any Subsidiary; or

(iii) a proposed or planned disposition of shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding shares of the Company.

(qq) Taxes and Tax Returns: The Company and each Subsidiary has filed in a timely manner all necessary material tax returns and notices that are due and has paid all applicable material taxes of whatsoever nature for all tax years prior to the date hereof to the extent that such taxes have become due or have been alleged to be due and neither the Company nor any Subsidiary is aware of any material tax deficiencies or interest or penalties accrued or accruing, or to the knowledge of the Company alleged to be accrued or accruing, thereon where, in any of the above cases, it might reasonably be expected to have a Material Adverse Effect and there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return by any of them or the payment of any material tax, governmental charge, penalty, interest or fine against any of them. There are no material actions, suits, proceedings, investigations or claims now threatened or, to the best knowledge of the Company, pending against the Company or any Subsidiary which could result in a material liability in respect of taxes, charges or levies of any governmental authority, penalties, interest, fines, assessments or reassessments or any matters under discussion with any governmental authority relating to taxes, governmental charges, penalties, interest, fines, assessments or reassessments asserted by any such authority and the Company and each Subsidiary has withheld (where applicable) from each payment to each of the present and former officers, directors, employees and consultants thereof the amount of all taxes and other amounts, including, but not limited to, income tax and other deductions, required to be withheld therefrom, and has paid the same or will pay the same when due to the proper tax or other receiving authority within the time required under applicable tax legislation.

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(rr) Licenses and Permits: The Company and each Subsidiary has conducted and is conducting its business in compliance in all material respects with all applicable laws and regulations of each jurisdiction in which it carries on business and the Company and each Subsidiary holds all requisite licences, registrations, qualifications, permits and consents necessary or appropriate for carrying on its business as currently carried on and all such licences, registrations, qualifications, permits and consents are valid and subsisting and in good standing in all respects, other than as could not result in a Material Adverse Effect. Without limiting the generality of the foregoing, neither the Company nor any Subsidiary has received a written notice of non-compliance, nor does it know of, nor have reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations or permits.

(ss) Compliance with Laws: The Company and the Subsidiaries and, to the best of the Company's knowledge, the Company's directors, officers and promoters have conducted and are conducting their business in compliance in all material respects with all applicable laws, regulations and statutes (including without limitation, all applicable federal, provincial, municipal and local environmental, anti-pollution and licensing laws, regulations and other lawful requirements of any governmental or regulatory body including exploration and exploitation permits and concessions, and the by-laws, rules and regulations of the CSE) in the jurisdictions in which they carry on business and which would reasonably be expected to result in a Material Adverse Effect, the Company has not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations and statutes, and is not aware of any pending change or contemplated change to any applicable law or regulation or governmental position that would have a Material Adverse Effect.

(tt) Agreements and Actions: Neither the Company nor any Subsidiary is in violation of any term of any constating document thereof. Neither the Company nor any Subsidiary is in violation of any term or provision of any agreement, indenture or other instrument applicable to it which would, or could reasonably be expected to, result in any Material Adverse Effect; neither the Company nor any Subsidiary is in default in the payment of any material obligation owed which is now due, if any; and there is no action, suit, proceeding or investigation commenced, threatened or, to the knowledge of the Company after due inquiry, pending which, either in any case or in the aggregate, might result in any Material Adverse Effect or which places, or could reasonably be expected to place, in question the validity or enforceability of this Agreement, the Warrant Indenture or any document or instrument delivered, or to be delivered, by the Company pursuant hereto.

(uu) Insurance: The Company maintains insurance against loss of, or damage to, its material assets and all of the policies in respect of such insurance are in amounts and on terms that in the view of the Company's management are reasonable for companies of a similar size operating in the financial industry and are in good standing and full force and effect in all material respects and not in default in any material respect, and the Company and the Subsidiaries are in compliance with the terms of such policies in all material respects. There are no material claims by the Company or the Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause and that would result in a Material Adverse Effect. The Company has no reason to believe that it will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business and the business of the Subsidiaries at a cost that would not have a Material Adverse Effect, and neither the Company nor any of the Subsidiaries has failed to promptly give any notice of any material claim thereunder.

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(vv) Legislation: The Company is not aware of any proposed material changes to existing legislation, or proposed legislation published by a legislative body, which it anticipates will materially and adversely affect the business, affairs, operations, assets, liabilities (contingent or otherwise) of the Company.

(ww) Intellectual Property.

(i) Each of the Company and the Subsidiaries, as applicable, validly owns or possesses all necessary rights and interests in and to all patents, patent applications, trademarks, trademark registrations, service marks, service mark registrations, trade names, brand names, franchise rights, copyrights, domain names, licenses, Software, inventions, trade secrets, industrial designs, know- how, formulae, processes, inventions and other similar rights and all associated registrations and applications, as they exist anywhere in the world and whether registered or unregistered, including all moral rights (collectively, "intellectual property") necessary for the conduct of its respective business as currently conducted or proposed to be conducted. The intellectual property owned by, licensed to or otherwise held by the Company or the Subsidiaries, as applicable, to the Company's knowledge, after due inquiry, is so held free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands of any kind whatsoever. To the Company's knowledge, there are no material restrictions on the ability of the Company or the Subsidiaries to use and otherwise exploit material intellectual property owned by, licensed to, subject to the terms and conditions of the applicable license or similar arrangement for intellectual property that is licensed to or otherwise held but not owned by the Company, or otherwise held by the Company or the Subsidiaries. To the Company's knowledge, none of the material intellectual property owned by the Company or the Subsidiaries comprises an improvement that would give any person any rights to such intellectual property, including, without limitation, rights to license such intellectual property. There are no current or pending, and the Company is not aware of any threatened, actions, suits, proceedings, claims or challenges by any other person with respect to the intellectual property owned by, licensed to or otherwise held by the Company or the Subsidiaries, including as to validity or scope, or the rights of the Company or the Subsidiaries with respect to its owned, licensed or otherwise held intellectual property, including by suggesting that such other person and not the Company has a claim of legal or beneficial ownership or other claim or interest in such intellectual property, and the Company is not aware of any fact which could form a reasonable basis for any such actions, suits, proceedings, claims or challenges that would materially impact its or any of its Subsidiaries' business;

(ii) to the knowledge of the Company, the business of the Company and its Subsidiaries as now conducted has not and does not, and as proposed to be conducted will not, infringe or conflict with the intellectual property rights of any other person and no claim has been made against the Company or any Subsidiary alleging the infringement by the Company or any Subsidiary of any intellectual property rights of any other person. To the knowledge of the Company, after due inquiry, there is no infringement by third parties of any intellectual property owned by, licensed to or otherwise held by the Company or any Subsidiary, as applicable. To the knowledge of the Company, neither the Company nor any Subsidiary has brought or threatened any action, suit, proceeding, claim or challenge against third parties for any unauthorized use, disclosure, misappropriation or infringement of any intellectual property owned by, licensed to or otherwise held by the Company or for any material breach of any license or agreement involving any such intellectual property;

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(iii) to the extent any material intellectual property has been created in whole or in part by current or past employees, consultants or independent contractors of or service providers to the Company, any Subsidiary, any rights therein of such persons have been irrevocably assigned in writing to the Company or the Subsidiary, as applicable, and no such person has asserted any claim in respect of any moral rights in such person's contribution to such intellectual property or any component thereof and all such moral rights have been waived by such person;

(iv) the Company and the Subsidiaries, as applicable, have implemented and maintained industry standard practices to protect and maintain the confidentiality of all material trade secrets and other material confidential proprietary information forming part of or in relation to the intellectual property owned by, licensed to or otherwise held by the Company or the Subsidiary, as applicable, and none of such information has become, to the knowledge of the Company, part of the public domain or knowledge. To the extent that any such intellectual property is licensed to any person by the Company, or a Subsidiary, as applicable, or any person has been provided access by the Company or a Subsidiary, as applicable, to any such intellectual property (including but not limited to any employee, officer, director, shareholder, consultant, contractor or service provider of the Company), the Company or the Subsidiary, as applicable, has entered into a valid and enforceable written agreement which contains terms and conditions prohibiting the unauthorized use, reproduction, disclosure, reverse engineering or transfer of such intellectual property by such person and, to the knowledge of the Company, there has been no breach of any such agreement. To the knowledge of the Company, no person has inappropriately used, reproduced, divulged or misappropriated any such confidential proprietary information or has reverse engineered or is attempting to reverse engineer any of the intellectual property owned by, licensed to or otherwise held by the Company or a Subsidiary, as applicable;

(v) none of the rights of the Company or a Subsidiary, as applicable, in the intellectual property owned by, licensed to or otherwise held by the Company or a Subsidiary, as applicable, will, to the Company's knowledge, be impaired or affected in any material way by the transactions contemplated by this Agreement; and

(vi) to the Company knowledge, all of the material intellectual property owned by, licensed to or otherwise held by the Company or a Subsidiary, as applicable, has been maintained and renewed in accordance with all applicable laws and the Company's business objectives.

(xx) Software: All copies of material Software distributed, licensed and/or used in connection with the operation of the Company's or any Subsidiary's business is the subject of a valid, existing and enforceable license agreement or an equivalent written instrument.

(yy) Research and Development: To the knowledge of the Company, after due inquiry, all product research and development activities, including quality assurance, quality control, testing, and research and analysis activities, conducted by or on behalf of the Company or any Subsidiary in connection with their respective business are being conducted in accordance with standard industry practices and in compliance with all industry, safety, management and training standards and regulations applicable to the business; all processes, procedures and practices, required in connection with such activities, are in place as necessary to satisfy standard industry practices and are being complied with, in all material respects.

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(zz) Data Security: The Company and the Subsidiaries, as applicable, have made back-ups of all material Software and databases used by them and maintain such back-ups at a secure off-site location. Each of the Company and the Subsidiaries, as applicable, has taken reasonable steps (A) to maintain the integrity and security of its systems and network infrastructure in connection with the business of the Company and the Subsidiaries, and (B) to protect the information technology and communication systems used in connection with the business of the Company and the Subsidiaries from contamination, corruption, computer viruses, firewall breaches, sabotage, hacking or other Software routines or hardware components that would permit unauthorized access or the unauthorized disablement, theft or erasure of its information technology or communication systems or Software. The Company and the Subsidiaries, as applicable, have disaster recovery and security plans and procedures in place and to their knowledge, there have been no material unauthorized intrusions into, breaches of the security of, or unauthorized disablement, theft or erasure of, the information technology, communication systems or Software used in connection with its business.

(aaa) Privacy Protection: Each of the Company and the Subsidiaries, as applicable, has security measures and safeguards in place, consistent with generally accepted industry practice, to protect all personal information it may collect from users of its products and other parties from illegal or unauthorized access or use by its personnel or third parties or access or use by its personnel or third parties in a manner that violates the privacy or confidentiality rights of such parties. The Company and the Subsidiaries, as applicable, have complied, in all material respects, with all applicable privacy and consumer protection legislation and have not collected, received, stored, disclosed, transferred, used, misused or permitted unauthorized access to any information protected by privacy laws, whether collected directly or from third parties, in an unlawful manner. The Company and the Subsidiaries, as applicable, have taken all customary and reasonable steps to protect personal information against loss or theft and against unauthorized access, copying, use, modification, disclosure or other misuse.

(bbb) Possession of Certifications and Authorizations: The Company and the Subsidiaries have obtained all Certifications issued by the appropriate federal, provincial, regional, state, local or foreign regulatory agencies or bodies necessary to carry on their business as currently conducted. The Company and the Subsidiaries are in material compliance with the terms and conditions of all such Certifications. All of such Certifications are valid, in full force and effect and in good standing. The Company and the Subsidiaries have not received and are not otherwise aware of any notice of proceedings relating to the revocation, limitation or other adverse modification of any such Certifications or any notice advising of the refusal to grant any Certification that has been applied for or is in process of being granted, and no such revocation, limitation, other adverse modification or refusal has been threatened.

(ccc) Environmental Laws: With respect to the Company and the Subsidiaries:

(i) there has not been a material breach of any Environmental Laws;

(ii) there have been no material claims of, complaints of, to the knowledge of the Company, notices of, or prosecutions for an offence alleging, non-compliance with any Environmental Laws, and there have been no material settlements of any allegation of non-compliance short of prosecution and there are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made or any notice of same; and

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(iii) there are no material ongoing environmental audits, evaluations, assessments, studies or tests being conducted, except for ongoing audits, evaluations, assessments, studies or tests being conducted in the ordinary course.

(ddd) COVID. Except as mandated by or in conformity with the recommendations of a Governmental Authority, which government mandates have not materially affected the Company or any Subsidiary, there has been no closure or suspension of the operations or workforce productivity of the Company or any Subsidiary as a result of the novel coronavirus disease outbreak.

(eee) No Defaults: Neither the Company nor any Subsidiary is in default of any material term, covenant or condition under or in respect of any judgement, order, agreement or instrument to which it is a party or to which it or any of the property or assets thereof are or may be subject, and no event has occurred and is continuing, and no circumstance exists which has not been waived, which constitutes a default in respect of any commitment, agreement, document or other instrument to which the Company or any Subsidiary is a party or by which it is otherwise bound entitling any other party thereto to accelerate the maturity of any material amount owing thereunder or which could have a Material Adverse Effect. To the knowledge of the Company, no counterparty to any obligation, agreement, covenant or condition contained in any contract, indenture, trust deed, mortgage, loan agreement, note, lease or other agreement or instrument to which the Company or any Subsidiary is a party is in default in the performance or observance thereof, except where such violation or default in performance could not result in a Material Adverse Effect.

(fff) Conduct of Business: Other than as disclosed in the Disclosure Documents, (i) the Company and each Subsidiary has conducted its business only in the usual, ordinary and regular course and consistent with past practice; (ii) no liability or obligation of any nature, whether absolute, accrued, contingent or otherwise that has had or is reasonably likely to have a Material Adverse Effect, has been incurred; (iii) no event that has had or is reasonably likely to have a Material Adverse Effect has occurred; (iv) there has been no change in the financial condition, operations, results of operations, or business of the Company or any Subsidiary that has had a Material Adverse Effect; (v) there has been no occurrence or circumstances which, with the passage of time, might reasonably be expected to have a Material Adverse Effect; and (vi) there has been no damage, destruction or loss, labour trouble, or other event, development or condition of any character (whether or not covered by insurance) suffered by the Company or any Subsidiary which has had, or may reasonably be expected to have a Material Adverse Effect.

(ggg) Interest of Insiders: Other than as disclosed in the Offering Documents or the Disclosure Documents, none of the directors or officers of the Company, any known holder of more than 10% of any class of shares of the Company, or any known associate or affiliate of any of the foregoing persons or companies, has had any material interest, direct or indirect, in any material transaction within the previous three years or any proposed material transaction which, as the case may be, materially affected, is material to or will materially affect the Company and the Subsidiaries, on a consolidated basis.

(hhh) Compliance with Employment Laws: The Company and each Subsidiary is in compliance with all laws and regulations respecting employment and employment practices, terms and conditions of employment, pay equity and wages, except where such non-compliance would not constitute an adverse material fact concerning the Company or any Subsidiary or result in a Material Adverse Effect, and has not and is not engaged in any unfair labour practice, there is no labour strike, dispute, slowdown, stoppage, material complaint or grievance pending or, to the best of the knowledge of the Company after due inquiry, threatened against the Company or any Subsidiary, no union representation question exists respecting the employees of the Company or any Subsidiary and no collective bargaining agreement is in place or currently being negotiated by the Company or any Subsidiary, neither the Company nor any Subsidiary has received any notice of any unresolved matter and there are no outstanding orders under any employment or human rights legislation in any jurisdiction in which the Company or any Subsidiary carries on business or has employees, no employee has any agreement as to the length of notice required to terminate his or her employment with the Company or any Subsidiary in excess of 24 months or equivalent compensation and all benefit and pension plans of the Company or any Subsidiary are funded in accordance with applicable laws and no past service funding liability exist thereunder.

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(iii) Employee Plans: Each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, pension, incentive or otherwise contributed to, or required to be contributed to, by the Company or any Subsidiary for the benefit of any current or former officer, director, employee or consultant of the Company has been maintained in material compliance with the terms thereof and with the requirements prescribed by any and all statutes, orders, rules, policies and regulations that are applicable to any such plan.

(jjj) Key Person Compensation: The directors, officers and key employees of the Company and the compensation arrangements with respect to the Named Executive Officers are as disclosed or consistent with the disclosure in the Disclosure Documents and there are no pensions, profit sharing, group insurance or similar plans or other deferred compensation plans of any kind whatsoever affecting the Company or any Subsidiary. Other than as disclosed in the Disclosure Documents, the Company does not currently have any employment, consulting, severance pay, continuation pay, termination pay, change of control or indemnification agreements or other similar agreements of any nature whatsoever between the Company, on the one hand, and any current or former stockholder, officer or director of the Company, or any employee or consultant for which such employee or consultant receives a salary of greater than $150,000, that are currently in effect.

(kkk) Accruals: All material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or provincial pension plan premiums, accrued wages, salaries and commissions and payments for any plan for any officer, director, employee or consultant of the Company or any Subsidiary have been accurately reflected in the books and records of the Company.

(lll) Requisite Skill: The Company has the sufficient personnel with the requisite skills to effectively carry out the business plan of the Company as contemplated in the Offering Documents.

(mmm) Work Stoppage: There has not been, and there is not currently, any labour trouble which is having a Material Adverse Effect or could reasonably be expected to have a Material Adverse Effect. There are no material complaints against the Company or the Subsidiaries before any employment standards branch or tribunal or human rights tribunal, nor, to the knowledge of the Company, after due inquiry, any complaints or any occurrence which would reasonably be expected to lead to a complaint under any human rights legislation or employment standards legislation that would be material to the Company or a Subsidiary. There are no outstanding decisions or settlements or pending settlements under applicable employment standards legislation which place any material obligation upon the Company or the Subsidiaries to do or refrain from doing any act.

(nnn) Compliance with Labour and Health and Safety Laws: The Company and the Subsidiaries are in material compliance with all applicable laws and regulations respecting employment and employment practices, workers' compensation, occupational health and safety and similar legislation, including payment in full of all amounts owing thereunder, and there are no pending claims or outstanding orders of a material nature against any of them under applicable workers' compensation legislation, occupational health and safety or similar legislation nor has any event occurred which may give rise to any such material claim.

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(ooo) No Litigation: There are no actions, suits, proceedings, inquiries or investigations existing, pending or, to the knowledge of the Company after due inquiry, threatened against any of the property or assets of the Company or any Subsidiary, at law or equity, or before or by any court, federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which may result in a Material Adverse Effect or materially adversely affects the ability of any of them to perform the obligations thereof and neither the Company nor any Subsidiary is subject to any judgement, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Authority, which, either separately or in the aggregate, may result in a Material Adverse Effect or materially adversely affects the ability of the Company to perform its obligations under this Agreement or the Warrant Indenture.

(ppp) Proceedings: None of the directors or officers of the Company is or has ever been subject to prior regulatory, criminal or bankruptcy proceedings in Canada or elsewhere, including without limitation, any order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange.

(qqq) No Restrictions on Transfer: The Company is not subject to any regulatory decision or order prohibiting or restricting transfer of its securities.

(rrr) Notice of Restrictions on Business: Neither the Company nor any of the Subsidiaries has received notice from any Governmental Authority or regulatory authority of any jurisdiction in which it carries on a material part of its business, or owns or leases any material property, of any restriction on its ability to or of a requirement for it to qualify to, nor is it otherwise aware of any restriction on its ability to or of a requirement for it to qualify to, conduct its business as currently conducted or as currently contemplated to be conducted in the future in such jurisdiction, except that would not result in a Material Adverse Effect.

(sss) Judgments, etc.: There are no judgments against the Company or any of the Subsidiaries that are unsatisfied, nor are there any consent decrees or injunctions to which the Company or any Subsidiary is subject.

(ttt) Change in Legislation: Neither the Company nor any Subsidiary is aware, after due inquiry, of any legislation, regulation, rule or change in government position published or contemplated by a legislative body or Governmental Authority, which it anticipates will materially and adversely affect its business (as currently carried on or proposed to be carried on), affairs, operations, assets, liabilities (contingent or otherwise) or prospects of the Company and the Subsidiaries, on a consolidated basis.

(uuu) Unlawful Payments: Neither the Company nor any Subsidiary nor, to the best knowledge of the Company, any director, officer, agent, employee or other person associated with or acting on behalf of the Company or any Subsidiary, has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (iii) violated or is in violation of any provision of the Corruption of Foreign Officials Act (Canada) or the Foreign Corrupt Practices Act (United States), or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

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(vvv) Sanctions: Neither the Company nor any Subsidiary nor, to the best knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or the Subsidiary, (i) is currently subject to any sanctions administered or enforced by the United States (including any sanctions administered or enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State or the Bureau of Industry and Security of the U.S. Department of Commerce), Canada (including sanctions administered or enforced by the Office of the Superintendent of Financial Institutions or other relevant sanctions authority) (collectively, "Sanctions"), or (ii) is located, organized or resident in a country or territory that is, or whose government is, the subject of Sanctions that broadly prohibit dealings with that country or territory.

(www) Anti-Money Laundering:

(i) The operations of the Company and the Subsidiaries are and have been conducted, at all times, in material compliance with all applicable financial recordkeeping and reporting requirements of applicable anti-money laundering statutes of the jurisdictions in which the Company and the Subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the "Anti-Money Laundering Laws"), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of the Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(ii) The Company will not directly or indirectly use any proceeds from the sale of the Offered Units or lend, contribute or otherwise make available such proceeds to any affiliated entity, joint venture partner or other person or entity, to finance any investments in, or make any payments to, any country or person targeted by any Sanctions.

(xxx) Non-Arm's Length Transactions: Except as disclosed in the Offering Documents, neither the Company nor any Subsidiary owes any amount to, nor has the Company or any Subsidiary any present loans to, or borrowed any amount from or is otherwise indebted to, any officer, director, employee or securityholder of any of them or any person not dealing at "arm's length" (as such term is defined in the Income Tax Act (Canada)) with any of them except for usual employee reimbursements and compensation paid or other advances of funds in the ordinary and normal course of the business of the Company or any Subsidiary. Except usual employee or consulting arrangements made in the ordinary and normal course of business, neither the Company nor any Subsidiary is a party to any contract, agreement or understanding with any officer, director, employee or securityholder of any of them or any other person not dealing at arm's length with the Company and the Subsidiaries. No officer, director or employee of the Company or any Subsidiary has any cause of action or other claim whatsoever against, or owes any amount to, the Company or any Subsidiary except for claims in the ordinary and normal course of the business of the Company or any Subsidiary such as for accrued vacation pay or other amounts or matters which would not be material to the Company.

(yyy) Minute Books: The minute books of the Company and the Subsidiaries, all of which have been or will be made available to the Agent and its counsel, are complete and accurate in all material respects, except for minutes of board meetings or resolutions of the board of directors that have not been formally approved by the board of directors or items in the minute book that are not current, but which are not material in the context of the Company and the Subsidiaries on a consolidated basis.

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(zzz) Entitlement to Proceeds: There is no person that is or will be entitled to the proceeds of the Offering, other than the entitlement of the Agent, as provided in Section 16, from the gross proceeds of the Offering.

(aaaa) Commission: Other than the Agent, there is no person acting or purporting to act at the request or on behalf of the Company that is entitled to any brokerage or finder's fee in connection with the transactions contemplated by this Agreement.

8. Closing Deliveries. The purchase and sale of the Offered Units shall be completed at the Closing Time at the offices of Dentons Canada LLP in Montréal, Québec, or at such other place as the Agent and the Company may agree. At the Closing Time, the Company shall duly and validly deliver to the Agent confirmation of an electronic deposit of the Offered Units with CDS Clearing and Depositary Services Inc. ("CDS") as directed by the Agent, through the non-certificated inventory system of CDS or as otherwise directed by the Agent in writing, against payment by the Agent to the Company, at the direction of the Company, in lawful money of Canada by wire transfer an amount equal to the aggregate purchase price for the Offered Units being issued and sold hereunder less the Agent's Commission, amounts owing under the CFF Fee, and all of the estimated out-of-pocket expenses of the Agent payable by the Company to the Agent in accordance with Section 16.

9. Conditions to Closing. The following are conditions precedent to the obligations of the Agent to complete the Closing and of the purchasers to purchase the Offered Units at the Closing Time, which conditions the Company covenants and agrees to use its best efforts to fulfil within the time set out herein therefor, it being understood that the Agent may waive in whole or in part or extend the time for compliance with any of such terms and conditions without prejudice to its rights in respect of any other of the following terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Agent any such waiver or extension must be in writing:

(a) all actions required to be taken by or on behalf of the Company, including, without limitation the passing of all requisite resolutions of directors of the Company to approve the Offering Documents, to meet the Standard CSE Requirements in connection with the Offering and to validly offer, sell and distribute the Offered Units, issue the Agent's Warrants, and pay the Agent's Commission and CFF Fee will have been taken;

(b) the Company will have made all necessary filings with and obtained all necessary approvals, consents and acceptances of the Canadian Securities Regulators for the Offering Documents and to permit the Company to complete its obligations hereunder;

(c) no order ceasing or suspending trading in any securities of the Company, or prohibiting the trade or distribution of any of the securities of the Company will have been issued and no proceedings for such purpose, to the best of the knowledge of the Company, will be pending or threatened;

(d) the Agent not having exercised any rights of termination set forth in this Agreement;

(e) the Company will have, as of the Closing Time, complied with all of its covenants and agreements contained in this Agreement;

(f) the Agent shall have received a favourable legal opinion, addressed to the Agent and its counsel and dated the Closing Date, and subject to customary qualifications and in form and substance satisfactory to the Agents, of Dentons Canada LLP, the Company's legal counsel, as to all legal matters customarily and reasonably requested by the Agent relating to the Company and the creation, issuance and sale of the Offered Units;

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(g) the Agent shall have received a favourable legal opinion, addressed to the Agent and its counsel and dated the Closing Date, and subject to customary qualifications and in form and substance satisfactory to the Agents, of Dentons Canada LLP, the Company's legal counsel, as to the effect that the French language versions of the Offering Documents are in all material respects a complete and proper transaction of the English versions thereof;

(h) if any Offered Units are sold in the United States, the Agent shall have received a favourable legal opinion, addressed to the Agent and its counsel and dated the Closing Date, from United States legal counsel to the Company, to the effect that the offer and sale in the United States of the Offered Units and of the Warrant Shares issuable upon exercise of the Warrants is not required to be registered under the U.S. Securities Act if made in the manner contemplated by this Agreement and in accordance with Schedule A to this Agreement;

(i) the Agent shall have received a certificate, addressed to the Agent and its counsel and dated the Closing Date, of such officer of the Company as is acceptable to the Agent with respect to the constating documents of the Company, all resolutions of the Company's board of directors relating to the Offering Documents, the creation, offering, issuance, sale, delivery, allotment and reservation, as applicable, of the Offered Units, Unit Shares, Warrants, Warrant Shares, Agent's Warrants and Agent's Warrant Shares and the consummation of the transactions contemplated in the Offering Documents, and the incumbency and specimen signatures of signing officers and such other matters as the Agent may reasonably request;

(j) the Agent shall have received a certificate, addressed to the Agent and its counsel and dated the Closing Date, of such two senior officers of the Company as are acceptable to the Agent, to the effect that, to the best of their knowledge, information and belief, after due enquiry and without personal liability:

(i) the representations and warranties of the Company in this Agreement are true and correct in all material respects as if made at and as of the Closing Time and the Company has performed all covenants and agreements and satisfied all conditions on its part to be performed or satisfied in all material respects at or prior to the Closing Time;

(ii) no order, ruling or determination having the effect of suspending the sale or ceasing, suspending or restricting the trading of Common Shares in the Qualifying Jurisdictions has been issued or made by any stock exchange, securities commission or regulatory authority and is continuing in effect and, to the knowledge of the officers, no proceedings, investigations or enquiries for that purpose have been instituted or are pending;

(iii) the articles and notice of articles of the Company delivered at Closing are full, true and correct copies, unamended, and in effect on the date thereof;

(iv) the minutes or other records of various proceedings and actions of the Company's Board of Directors relating to the Offering and delivered at Closing are full, true and correct copies thereof and have not been modified or rescinded as of the date thereof;

(v) the Company has satisfied all of the Standard Listing Conditions subject only to the applicable post-closing requirements of the CSE as set out in the policies of the CSE, and the Company is not aware, after due inquiry, or any event or action that would prevent the satisfaction of such post-closing requirements promptly after Closing; and

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(vi) subsequent to the respective dates as at which information is given in the Offering Documents, there has not been a Material Adverse Change other than as disclosed in any subsequent Offering Documents.

(k) the Agent shall have received a letter dated as of the Closing Date, in form and substance satisfactory to the Agent, addressed to the Agent and the directors of the Company from the Company's auditors confirming the continued accuracy of the comfort letter to be delivered to the Agent pursuant to Section 4(a)(i) hereof with such changes as may be necessary to bring the information in such letter forward to a date not more than two Business Days prior to the Closing Date, which changes shall be acceptable to the Agent;

(l) the Standard CSE Requirements shall have been followed, subject only to requirements applicable post-closing of the Offering;

(m) the Agent shall have received a certificate of good standing (or its equivalent) in respect of the Company;

(n) the Agent shall have received certificates or lists, issued under Securities Laws stating or evidencing that the Company is not in default under such Securities Laws;

(o) the Agent shall have received a certificate from the Warrant Agent as to its appointment as warrant agent pursuant to the Warrant Indenture; and

(p) the Agent shall have received a certificate from the Transfer Agent as to the number of Common Shares issued and outstanding as at the close of business on the last Business Day preceding the Closing Date.

10. Restrictions on Further Issues or Sales. Other than in connection with the Proposed Cubeler Acquisition and the U.S. Offering, the Company agrees that it will not, directly or indirectly, issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, or agree to or announce any intention to issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, any additional Common Shares or any securities convertible into or exchangeable for Common Shares, other than issuances in connection with: (i) any issuance of securities pursuant to the exercise or conversion, as the case may be, of convertible securities of the Company outstanding on February 26, 2021; (ii) grants of rights and options under the Company's stock option plan in the ordinary course of business and consistence with past practice; (iii) the occurrence of a bona fide and unsolicited take-over bid or similar transaction involving a change of control of the Company and of which the Company is not presently aware; and (iv) any issuance of securities in bona fide arm's length acquisitions in the ordinary course of business and of which the Company is not presently aware, from the date hereof and continuing for a period of 30 days from the last Closing Date (including a Closing Date in respect of the exercise of any Over-Allotment Option) without the prior written consent of the Agent.

11. All Terms to be Conditions. The Company agrees that the conditions contained in Section 9 will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Company and that it will use its commercially reasonable efforts to cause all such conditions to be complied with. It is understood that the Agent may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Agent in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Agent any such waiver or extension must be in writing.

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12. Termination Events. The Agent is entitled, at its option, to terminate and cancel, without liability, its obligations under this Agreement by providing written notice to the Company at any time prior to the Closing Time in each of the following circumstances:

(a) there should occur any material change, change of a material fact, occurrence, event, fact or circumstance or any development or a new material fact will arise which has or would be expected to have, in the sole opinion of the Agent, acting reasonably and in good faith, a material adverse effect on the business, operations, affairs or financial condition of the Company and the Subsidiaries, taken as a whole, or on the market price, value or marketability of the Offered Units or Common Shares;

(b) any order, inquiry, action, suit, investigation or other proceeding, whether formal or informal (including matters of regulatory transgression or unlawful conduct), is commenced, announced or threatened or any order made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality or any securities regulatory authority or any law or regulation is enacted or changed which would cease trading in the Common Shares or, in the opinion of the Agent, acting reasonably and in good faith, operates to prevent or restrict materially the trading or distribution of the Offered Units or materially adversely affects or will materially adversely affect the market price, value or marketability of the Offered Units or Common Shares;

(c) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence (including any natural catastrophe) or any outbreak or escalation of national or international hostilities or any crisis or calamity or act of terrorism or similar event or any governmental action, change of applicable law or regulation (or the interpretation or administration thereof), inquiry or other occurrence of any nature whatsoever, including by a result of the novel coronavirus (COVID-19) pandemic (in such case, only to the extent that there is a material adverse development related thereto after the date of this Agreement), which, in each case, in the opinion of the Agent, seriously adversely affects, or involves, or might reasonably be expected to seriously adversely affect, or involve, the financial markets in Canada or the United States or the business, operations or affairs of the Company and the Subsidiaries, including as a result of any change to the regulatory environment in which the Company and/or the Subsidiaries operate, taken as a whole;

(d) the Company is in breach of any material term, condition or covenant of this letter or this Agreement or any representation or warranty given by the Company in this Agreement becomes or is false in any material respect and cannot be cured;

(e) the Agent will become aware, as a result of its due diligence review or otherwise, of any adverse material change with respect to the Company, in the sole opinion of the Agent, which had not been disclosed to the Agent and which would have a material adverse effect or the market price or value of the Offered Units or Common Shares; or

(f) the Agent determines, acting reasonably, that the state of the financial markets, whether national or international, is such that the Offered Units or Common Shares cannot be profitably marketed.

For greater certainty, any measure not already in effect that is implemented after February 26, 2021, to address the outbreak of COVID -19 that results in a material adverse change or disaster as described in Section 12(c), shall constitute an event or occurrence which will enable the Agent to rely on Section 12(c).

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The Agent shall be entitled to terminate and cancel its obligations to the Company hereunder in accordance with this Section 12 by written notice to that effect given to the Company at any time prior to the Closing.

13. Exercise of Termination Right. If this Agreement is terminated by the Agent pursuant to Section 12, there shall be no further liability to the Company on the part of the Agent or of the Company to the Agent, except in respect of any liability which may have arisen or may thereafter arise under Sections 15, 16 and 19. The right of the Agent to terminate its obligations under this Agreement is in addition to such other remedies as it may have in respect of any default, act or failure to act of the Company in respect of any of the matters contemplated by this Agreement.

14. Survival of Representations and Warranties. The representations, warranties, covenants and indemnities of the Company and the Agent contained in this Agreement will survive the Closing.

15. Indemnity.

(a) The Company agrees to indemnify and hold the Agent and any of its affiliates (referred to in this Section 15 as the "Agents") and the directors, officers, employees and shareholders of the Agents (hereinafter referred to as the "Personnel") harmless from and against any and all expenses, losses (other than loss of profits), claims, actions, damages or liabilities, whether joint or several (including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings or claims), and the reasonable fees and expenses of their counsel that may be incurred in advising with respect to and/or defending any claim that may be made against the Agents, to which the Agents and/or their Personnel may become subject or otherwise involved in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Company by the Agents and their Personnel hereunder or otherwise in connection with the matters referred to in this Agreement, provided, however, that this indemnity shall not apply to the extent that a court of competent jurisdiction shall determine that:

(i) the Agents or their Personnel have committed any wilful misconduct or fraudulent or negligent act in the course of such performance, or have breached the letter agreement or applicable laws; and

(ii) the expenses, losses, claims, damages or liabilities, as to which indemnification is claimed, were directly caused by the wilful misconduct, fraud, negligence or breach referred to in Section 15(a)(i).

(b) If for any reason (other than the occurrence of any of the events itemized in Section 15(a)(i) and (ii)), the foregoing indemnification is unavailable to the Agents or insufficient to hold them harmless, then the Company shall contribute to the amount paid or payable by the Agents as a result of such expense, loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Company on the one hand and the Agents on the other hand but also the relative fault of the Company and the Agents, as well as any relevant equitable considerations; provided that the Company shall, in any event, contribute to the amount paid or payable by the Agents as a result of such expense, loss, claim, damage or liability, any excess of such amount over the amount of the fees received by the Agent pursuant to this Agreement.

(c) The Company agrees that in case any legal proceeding shall be brought against the Company and/or the Agents by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, shall investigate the Company and/or the Agents and any Personnel of the Agents shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Company by the Agents, the Agents shall have the right to employ its own counsel in connection therewith, and, subject to the next following sentence, the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Agents for time spent by its Personnel in connection therewith) and out-of-pocket expenses incurred by its Personnel in connection therewith shall be paid by the Company as they occur unless caused pursuant to Section 15(a)(i) or (ii). The Company will only be required to pay the aforementioned fees, costs and expenses of separate legal counsel for the Agents if: (i) the employment of such counsel has been authorized in writing by the Company; or (ii) the Company has not assumed the defence and employed counsel therefor within five days after receiving notice of such legal proceeding; or (iii) counsel retained by the Company has advised the Agents that representation of both parties by the same counsel would be inappropriate because there may be legal defences available to the Agents which are different from or in addition to those available to the Company (in which event and to that extent, the Company shall not have the right to assume or direct the defence on the Agents' behalf) or that there is a conflict of interest between the Company and the Agents or the subject matter of the action, suit, proceeding, claim or investigation may not fall within the indemnity set forth herein (in either of which events the Company shall not have the right to assume or direct the defence on the Agents' behalf). Nothing in this Section 15 will require the Company to pay the fees or expenses of more than one counsel for all of the indemnified parties in any one jurisdiction.

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(d) Promptly after receipt of notice of the commencement of any legal proceeding against the Agents or any of their Personnel or after receipt of notice of the commencement of any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Company, the Agents will notify the Company in writing of the commencement thereof and, throughout the course thereof, will provide copies of all relevant documentation to the Company, will keep the Company advised of the progress thereof and will discuss with the Company all significant actions proposed.

(e) No admission of liability and no settlement of any action, suit, proceeding, claim or investigation shall be made without the consent of the Agents or its Personnel affected, such consent not to be unreasonably withheld. No admission of liability shall be made and the Company shall not be liable for any settlement of any action, suit, proceeding, claim or investigation made without its consent, such consent not to be unreasonably withheld. The indemnity and contribution obligations of the Company shall be in addition to any liability which the Company may otherwise have, shall extend upon the same terms and conditions to the Personnel of the Agents and shall be binding upon and ensure to the benefit of any successors, permitted assigns, heirs and personal representatives of the Company, the Agents and any of the Personnel of the Agents. The foregoing provisions shall survive the completion of professional services rendered under this Agreement or any termination of the authorization given by this Agreement.

(f) The Company hereby constitutes the Agent as agent and trustee of the Company's covenants under this indemnity for each of its affiliates and the Personnel and the Agent agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

16. Agent's Fees and Expenses.

(a) In consideration of the services performed by the Agent under this Agreement the Company agrees as follows:

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(i) to pay a commission in an amount equal to 7.0% of the gross proceeds to the Company from the issue and sale of Offered Units (including any Over-Allotment Units) hereunder, payable in cash (the "Agent's Commission"); and

(ii) to issue to the Agent a number of transferable share purchase warrants equal to 7.0% of the aggregate number of Offered Units (including any Over-Allotment Units) sold hereunder (the "Agent's Warrants"),

(collectively, the "Agent's Fee").

(b) In addition, in connection with the corporate finance services provided by the Agent under this Agreement, the Company agrees to pay a corporate finance fee in the amount of $60,000 (plus taxes) to the Agent regardless of whether the Offering is completed upon the earlier of the Closing of the Offering and the date of termination of this Agreement (the "CFF Fee"). The Agent acknowledges receipt of a non-refundable payment of $30,000 towards the CFF Fee.

(c) Each Agent's Warrant shall be exercisable to acquire one Agent's Warrant Share at a price of $3.50 at any time and from time to time on or before the date that is 24 months after the Closing Date. The Agent's Warrants will be represented by certificates and will be transferable. The terms governing the Agent's Warrants will include, among other things, provisions for the appropriate adjustment in the class, number and price of the Agent's Warrant Shares upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the shares, the payment of stock dividends or the amalgamation of the Company.

(d) The Company shall pay all reasonable expenses and fees in connection with the offering of Offered Units contemplated by this Agreement, including, without limitation, expenses of or incidental to the issue, sale or distribution of the Qualified Securities and the filing of the Offering Documents and expenses of or incidental to all other matters in connection with the transaction set out in this Agreement, including, without limitation, the fees and expenses payable in connection with the distribution of the Qualified Securities, the fees and expenses of the Company's counsel and of local counsel to the Company, the fees and expenses of the auditors and the transfer agent for the Common Shares, all costs incurred in connection with the preparation and printing of the Offering Documents and certificates representing the Offered Units, the miscellaneous fees and expenses of the Agent and the reasonable fees and disbursements of the Agent's counsel (to a maximum of $250,000 plus taxes and disbursements), whether or not the Offering is completed. All fees and expenses incurred by the Agent or on its behalf shall be payable by the Company immediately upon receiving an invoice therefor from the Agent and shall be payable whether or not the Offering is completed. At the option of the Agent, such fees and expenses may be deducted from the gross proceeds otherwise payable to the Company at Closing. The Agent acknowledges receipt of a non-refundable retainer of $50,000 towards the legal fees.

17. Advertisements. The Company acknowledges that the Agent shall have the right, subject to Sections 3(a) and 3(c), at its own expense, subject to the prior consent of the Company, such consent not to be unreasonably withheld, to place such advertisement or advertisements relating to the sale of the Offered Units contemplated herein as the Agent may consider desirable or appropriate and as may be permitted by applicable law. The Company and the Agent agree that they will not make or publish any advertisement in any media whatsoever relating to, or otherwise publicize, the transaction provided for herein so as to result in any exemption from the prospectus and registration or other similar requirements under applicable securities legislation in any of the Provinces of Canada or any other jurisdiction in which the Offered Units shall be offered and sold being unavailable in respect of the sale of the Offered Units to prospective purchasers.

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18. Notices. Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a "notice") shall be in writing addressed as follows:

(a) if to the Company, to:

Peak Fintech Group Inc.

550 Sherbrooke W.,

West Tower, Suite 265

Montréal, QC, H3A 1B9

Email: jjoseph@peakfintechgroup.com

Attention: Johnson Joseph

with a copy (for information purposes only and not constituting notice) to:

Dentons Canada LLP

1 Place Ville Marie

39th Floor

Montréal, Québec H3B 4M7

Canada

Email: francois.brabant@dentons.com

Attention: François Brabant

(b) if to the Agent, to:

Research Capital Corporation

Suite 1920 - 1075 West Georgia Street

Vancouver, British Columbia V6E 3C9

Email: JStupar@researchcapital.com

Attention: Jovan Stupar

with a copy (for information purposes only and not constituting notice) to:

MLT Aikins LLP

2600 - 1066 West Hastings Street

Vancouver, British Columbia

Email: mshams@mltaikins.com

Attention: Mahdi Shams

and if so given, shall be deemed to have been given and received upon receipt by the addressee or a responsible officer of the addressee if delivered, or one hour after being emailed and receipt confirmed during normal business hours, as the case may be. Any party may, at any time, give notice in writing to the others in the manner provided for above of any change of address or email address.

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19. Time of the Essence. Time shall, in all respects, be of the essence hereof.

20. Canadian Dollars. All references herein to dollar amounts are to lawful money of Canada.

21. Headings. The headings contained herein are for convenience only and shall not affect the meaning or interpretation hereof.

22. Singular and Plural, etc. Where the context so requires, words importing the singular number include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.

23. Entire Agreement. This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings, including, without limitation, the letter agreement relating to the Offering between the Agent and the Company, dated February 26, 2021. This Agreement may be amended or modified in any respect by written instrument only signed by each of the parties hereto.

24. Severability. If one or more provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision hereof, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

25. Governing Law. This Agreement is governed by the laws of the province of British Columbia, and the parties hereto irrevocably attorn and submit to the jurisdiction of the courts of British Columbia with respect to any dispute related to this Agreement.

26. No Fiduciary Duty. The Company hereby: (i) acknowledges and agrees that the transactions contemplated hereunder are arm's-length commercial transactions between the Company, on the one hand, and the Agent and any affiliate through which it may be acting, on the other; (ii) acknowledges and agrees that the Agent is acting as agent but not as fiduciary of the Company; (iii) acknowledges and agrees that the Company's engagement of the Agent in connection with the Offering and the process leading up to the Offering is as agents and not in any other capacity; (iv) acknowledges and agrees that the Agent has certain statutory obligations as registrants under Securities Laws and have certain relationships with its clients; and (v) consents to the Agent acting hereunder while continuing to act for its clients. To the extent that the Agent's statutory obligations as a registrant under Securities Laws or relationships with its clients conflicts with its obligations hereunder, the Agent shall be entitled to fulfil its statutory obligations as a registrant under Securities Laws and its duties to its clients. Nothing in this Agreement shall be interpreted to prevent the Agent from fulfilling its statutory obligations as a registrant under Securities Laws or acting for its clients. Furthermore, the Company agrees that it is solely responsible for making its own judgments in connection with the Offering (irrespective of whether the Agent has advised or is currently advising the Company on related or other matters). The Agent has not rendered advisory services beyond those, if any, required of an investment dealer by Securities Laws in respect of an offering of the nature contemplated by this Agreement and the Company agrees that it will not claim that the Agent has rendered advisory services beyond those, if any, required of an investment dealer by Securities Laws in respect of the Offering, or that the Agent owes a fiduciary or similar duty to the Company, in connection with such transaction or the process leading thereto.

27. Successors and Assigns. The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Company and the Agent and their respective successors and permitted assigns. This Agreement shall not be assignable by any party hereto without the prior written consent of the other party.

28. Further Assurances. Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

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29. Effective Date. This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

30. Counterparts. This Agreement may be executed in two or more counterparts and may be delivered by facsimile transmission or other means of electronic transmission, each of which will be deemed to be an original and all of which will constitute one agreement, effective as of the reference date given above.

[signature page follows]

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If the Company is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this Agreement where indicated below and delivering the same to the Agent.

Yours very truly,

RESEARCH CAPITAL CORPORATION

Per:	(signed) "Jovan Stupar"
Jovan Stupar
Managing Director, Investment Banking

The foregoing is hereby accepted on the terms and conditions therein set forth.

DATED as of the 28th day of May, 2021.

PEAK FINTECH GROUP INC.

Per:	(signed) "Johnson Joseph"
Johnson Joseph
Chief Executive Officer

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SCHEDULE A

COMPLIANCE WITH UNITED STATES SECURITIES LAWS

This is Schedule A to the agency agreement dated June 22, 2021, between Peak Fintech Group Inc. and Research Capital Corporation (the "Agency Agreement").

As used in this Schedule A and in Exhibit A hereto, capitalized terms used but not defined herein will have the meanings ascribed to them in the Agency Agreement and the following terms will have the meanings indicated:

"Affiliate" means "affiliate" as that term is defined in Rule 405 under the U.S. Securities Act;

"Directed Selling Efforts" means "directed selling efforts" as that term is defined in Rule 902(c) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule A, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Units and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Units;

"Foreign Issuer" means a "foreign issuer" as that term is defined in Rule 902(e) of Regulation S;

"General Solicitation" and "General Advertising" mean "general solicitation" and "general advertising", respectively, as those terms are used under Rule 502(c) of Regulation D promulgated under the U.S. Securities Act, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, broadcast over television or radio, or published or broadcast on the Internet or any other form of electronic display, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

"Offshore Transaction" means "offshore transaction" as that term is defined in Rule 902(h) of Regulation S;

"QIB Letter" means the Qualified Institutional Buyer Letter in the form attached as Exhibit I to the U.S. Private Placement Memorandum;

"Regulation S" means Regulation S promulgated by the SEC under the U.S. Securities Act;

"Substantial U.S. Market Interest" means "substantial U.S. market interest" as that term is defined in Rule 902(j) of Regulation S;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

"U.S. Private Placement Memorandum" means the private placement memorandum prepared for use in connection with the offer and sale of the Offered Units in the United States;

"U.S. Securities Laws" means all applicable securities legislation in the United States, including without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder, including the rules and policies of the SEC and any applicable state securities laws; and

"U.S. Subscription Agreement" means the U.S. subscription agreement for U.S. Accredited Investors in the form attached as Exhibit II to the U.S. Private Placement Memorandum.

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1. Representations, Warranties and Covenants of the Agent.

The Agent (on its own behalf and on behalf of its U.S. Affiliate) acknowledges that the Offered Units have not been and will not be registered under the U.S. Securities Act or applicable state securities laws and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and applicable state securities laws. Accordingly, the Agent (on its own behalf and on behalf of its U.S. Affiliate) represents, warrants, covenants and agrees to and with the Company as of the date hereof and the Closing Date that:

(a) Neither the Agent nor its U.S. Affiliate has offered or sold nor will any of them offer or sell any Offered Units except (a) in an Offshore Transaction, in accordance with Rule 903 of Regulation S or (b) in the United States to a U.S. Accredited Investor, which may include a Qualified Institutional Buyer that is also a U.S. Accredited Investor, purchasing pursuant to the exemption from registration available under Rule 506(b) of Regulation D, and in transactions that are exempt from the registration requirements of applicable state securities laws, as provided in this Schedule A. Accordingly, none of the Agent, its U.S. Affiliate or any of their respective affiliates or any persons acting on their behalf (including any Selling Firm) (i) have engaged or will engage in any Directed Selling Efforts in the United States with respect to the Offered Units; or (ii) except as permitted by this Schedule A, have made or will make (x) any offers to sell Offered Units in the United States or (y) any sale of Offered Units unless at the time the purchaser made its buy order therefor, the Agent, its U.S. Affiliate or other person acting on any of their behalf reasonably believed that such purchaser was outside the United States.

(b) Neither the Agent nor its U.S. Affiliate has entered nor will any of them enter into any contractual arrangement with respect to the offer, sale or any distribution of the Offered Units, except with the prior written consent of the Company.

(c) All offers and sales of Offered Units in the United States have been and will be made through the Agent's U.S. Affiliate, which in each case is and at all relevant times was and will be a broker-dealer registered pursuant to Section 15(b) of the U.S. Exchange Act, and in good standing with the Financial Industry Regulatory Authority, Inc., and otherwise in compliance with all applicable U.S. broker-dealer requirements (including those of self-regulatory authorities) and U.S. Securities Laws, and all such offers and sales of Offered Units have been and will be made only in states of the United States where such U.S. Affiliate is registered or otherwise exempt from registration.

(d) In connection with offers and sales of Offered Units in the United States, no form of General Solicitation or General Advertising has been or will be used. Neither the Agent, its U.S. Affiliate, their respective affiliates or any persons acting on their behalf (including any Selling Firm) have engaged or will engage in any conduct involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act in connection with the offer or sale of the Offered Units in the United States.

(e) Any offer to sell or solicitation of an offer to buy Offered Units that has been made or will be made in the United States was or will be made only to U.S. Accredited Investors with whom the Agent, its U.S. Affiliate or the Company has a pre-existing relationship prior to such offer or solicitation and a reasonable basis for believing them to be a U.S. Accredited Investor.

(f) The Agent, through its U.S. Affiliate, will inform all purchasers of the Offered Units in the United States that the Offered Units have not been and will not be registered under the U.S. Securities Act and the Offered Units are being offered and sold to such persons in reliance on Rule 506(b) of Regulation D and similar exemptions under applicable state securities laws.

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(g) Each offeree in the United States has been or will be provided with a copy of the U.S. Private Placement Memorandum, and no other written material has been or will be used in connection with the offer or sale of the Offered Units in the United States. Each person purchasing Offered Units in the United States will be, prior to the sale of Offered Units to such persons, required to execute either a QIB Letter, if the Agent reasonably believes such purchaser is both a U.S. Accredited Investor and a Qualified Institutional Buyer, or a U.S. Subscription Agreement, as applicable. Prior to any offer or sale of Offered Units to each offeree in the United States, the Agent and its U.S. Affiliate each had reasonable grounds to believe and did believe that each such offeree was a U.S. Accredited Investor, and at the Closing will have reasonable grounds to believe and will continue to believe that each person purchasing Offered Units in the United States, and each purchaser of Offered Units who was offered Offered Units in the United States, is a U.S. Accredited Investor and, if purchasing pursuant to a QIB Letter, also a Qualified Institutional Buyer.

(h) All offers and sales of Offered Units made outside the United States by the Agent its affiliates or any persons acting on their behalf (including any Selling Firm) have been and will be made in Offshore Transactions within the meaning of Regulation S.

(i) Offers to sell and solicitations of offers to buy the Offered Units in the United States, have been and will be made pursuant to and in accordance with exemptions from the registration or qualification requirements of all applicable state securities laws.

(j) It acknowledges that until 40 days after the closing of the offering of the Offered Units, an offer or sale of the Offered Units within the United States by any dealer (whether or not participating in this offering) may violate the registration requirement of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an exemption from the registration requirement of the U.S. Securities Act.

(k) Neither the Agent nor its U.S. Affiliate nor any person acting on its or their behalf has taken or will take any action that would constitute a violation of Regulation M under the U.S. Exchange Act in connection with the offer or sale of the Offered Units.

(l) With respect to Offered Units to be offered and sold hereunder in reliance on Rule 506(b) of Regulation D (the "Regulation D Securities"), the Agent represents that none of (i) the Agent or its U.S. Affiliate, (ii) the Agent or its U.S. Affiliate's general partners or managing members, (iii) any of the Agent's or its U.S. Affiliate's directors or executive officers or any other officers participating in the offering of the Regulation D Securities, (iv) any of the Agent's or its U.S. Affiliate's general partners' or managing members' directors or executive officers or any other officers participating in the offering of the Regulation D Securities or (v) any other person associated with any of the above persons, including any Selling Firm and any such persons related to such Selling Firm, that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of Regulation D Securities (each, a "Dealer Covered Person" and, collectively, the "Dealer Covered Persons"), is subject to any disqualifications described under Rule 506(d)(1)(i) to (viii) of Regulation D (a "Disqualification Event"), except for a Disqualification Event (i) covered by Rule 506(d)(2)(i) of Regulation D and (ii) a description of which has been furnished in writing to the Company prior to the date hereof. The Agent is not aware of any person (other than the Agent, its U.S. Affiliate and any Selling Firm that has made in writing, in favour of the Company, the representations set forth in this paragraph as if it were the Agent) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Regulation D Securities.

(m) At least one Business Day prior to the Closing, the Agent and its U.S. Affiliate will provide the Company (i) a list of all purchasers of the Offered Units in the United States and all purchasers of Offered Units who were offered Offered Units in the United States, and the registration instructions for each such purchaser and (ii) all executed QIB Letters and U.S. Subscription Agreements.

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(n) At the Closing, the Agent and its U.S. Affiliate will provide a certificate, substantially in the form of Exhibit A attached hereto, relating to the manner of the offer and sale of the Offered Units in the United States, or such persons will be deemed to have represented and warranted to the Company that they did not offer or sell any Offered Units in the United States.

2. Representations, Warranties and Covenants of the Company.

The Company represents, warrants, covenants and agrees to and with the Agent and its U.S. Affiliate as of the date hereof and the Closing Date that:

(a) The Company is, and as of each date of the issuance of the Offered Units will be, a Foreign Issuer and reasonably believes that there is, and at the commencement of the Offering there was, and as of the date of each issuance of the Offered Units there will be, no Substantial U.S. Market Interest in the Common Shares.

(b) Except with respect to offers and sales in accordance with this Schedule A to U.S. Accredited Investors pursuant to the exemption from registration available under Rule 506(b) of Regulation D, neither the Company nor any of its affiliates, nor any person acting on its or their behalf (other than the Agent, its U.S. Affiliate, any Selling Firm, their respective affiliates or any person acting on their behalf, in respect of which no representation is made), has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Offered Units to a person in the United States; or (B) any sale of Offered Units unless, at the time the buy order was or will have been originated, the purchaser is (i) outside the United States or (ii) the Company, its affiliates, and any person acting on their behalf reasonably believe that the purchaser is outside the United States.

(c) All offers and sales of Offered Units made outside the United States by the Company, any of its affiliates or any person acting on its or their behalf (other than the Agent, its U.S. Affiliate, any Selling Firm, their respective affiliates or any person acting on their behalf, in respect of which no representation is made), have been and will be made in Offshore Transactions within the meaning of Regulation S. None of the Company, its affiliates, or any person acting on its or their behalf (other than the Agent, its U.S. Affiliate, any Selling Firm, their respective affiliates or any person acting on their behalf, in respect of which no representation is made), has made or will make any Directed Selling Efforts in the United States with respect to the Offered Units.

(d) None of the Company, its affiliates, or any person acting on its or their behalf (other than the Agent, its U.S. Affiliate, any Selling Firm, their respective affiliates or any person acting on their behalf, in respect of which no representation is made), has taken or will take any action that would cause the exemption from the registration requirements of the U.S. Securities Act afforded by Rule 506(b) of Regulation D or the exclusion from registration provided by Rule 903 of Regulation S to be unavailable for offers and sales of the Offered Units pursuant to this Agreement.

(e) None of the Company, any of its affiliates or any person acting on its or their behalf (other than the Agent, its U.S. Affiliate, any Selling Firm, their respective affiliates or any person acting on their behalf, in respect of which no representation is made) has offered or will offer to sell, or has solicited or will solicit offers to buy, Offered Units in the United States by means of any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

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(f) Since the date that is six months prior to start of the offering of the Offered Units, (i) it has not sold, offered for sale or solicited any offer to buy, and it will not sell, offer for sale or solicit any offer to buy, any of its securities in a manner that would be integrated with the offer and sale of the Offered Units and would cause the exemption from registration set forth in Rule 506(b) of Regulation D or the exclusion from registration set forth in Rule 903 of Regulation S to become unavailable with respect to the offer and sale of the Offered Units, and (ii) neither it nor any person acting on its behalf has engaged or will engage in any General Solicitation or General Advertising (within the meaning of Rule 502(c) of Regulation D) in connection with any offer or sale of its securities in reliance upon Rule 506(c) of Regulation D or otherwise in a manner that would be integrated with the offer and sale of the Offered Units and would cause the exemption from registration set forth in Rule 506(b) of Regulation D or the exclusion from registration set forth in Rule 903 of Regulation S to become unavailable with respect to the offer and sale of the Offered Units.

(g) None of the Company or any of its predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

(h) With respect to the Regulation D Securities, none of the Company, any of its predecessors, any affiliated issuer issuing Regulation D Securities, any director or executive officer or any other officer of the Company participating in the offering of Regulation D Securities, any beneficial owner of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, or any promoter (as that term is defined in Rule 405 under the U.S. Securities Act) connected with the Company in any capacity at the time of sale of the Regulation D Securities (but excluding any Dealer Covered Person (as defined herein), as to whom no representation, warranty or covenant is made) (each, an "Issuer Covered Person") is subject to any Disqualification Event (as defined herein), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3) under Regulation D. The Company has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event. If applicable, the Company has complied with its disclosure obligations under Rule 506(e) under Regulation D and has furnished to the Agent and its U.S. Affiliate a copy of any disclosures provided thereunder.

(i) The Company is not aware of any person (other than the Agent, its U.S. Affiliate and any Selling Firm that has made in writing, in favour of the Company, the representations set forth in Section 1 above as if it were the Agent) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Regulation D Securities.

(j) The Company is not, and following the application of the proceeds of the sale of the Offered Units in the manner described in the Final Prospectus will not be, registered or required to be registered as an investment company under the United States Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

(k) The Company will, within the prescribed time periods, prepare and file any forms or notices required under the U.S. Securities Act or any state securities laws in connection with the sale of the Offered Units.

(l) Neither the Company nor any of its affiliates nor any person acting on its or their behalf has taken or will take any action that would constitute a violation of Regulation M under the U.S. Exchange Act in connection with the offer or sale of the Offered Units;

(m) Neither the Company nor any predecessor of the Company has had the registration of a class of securities under the U.S. Exchange Act revoked by the SEC pursuant to Section 12(j) of the U.S. Exchange Act and any rules or regulations promulgated thereunder.

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EXHIBIT A

AGENT'S CERTIFICATE

In connection with the private placement in the United States of Offered Units of Peak Fintech Group Inc. (the "Company"), pursuant to an agency agreement (the "Agency Agreement") dated June 22, 2021, between the Company and Research Capital Corporation (the "Agent"), the undersigned hereby certify as follows:

1. [●] (the "U.S. Affiliate") is a duly registered broker or dealer pursuant to Section 15(b) of the U.S. Exchange Act, and under the laws of each applicable state of the United States (unless exempted from the respective state's broker-dealer registration requirements), and was and is a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc. on the date hereof and on the date of each offer and sale of Offered Units made by it in the United States, and all offers and sales of Offered Units in the United States have been effected by the U.S. Affiliate in accordance with all applicable U.S. federal and state broker-dealer requirements;

2. all sales, offers to sell and solicitations of offers to buy Offered Units in the United States were made only through the U.S. Affiliate and to U.S. Accredited Investors and have been effected in accordance with all applicable U.S. broker-dealer requirements and Securities Laws;

3. each purchaser of Offered Units in the United States or that was offered Offered Units in the United States was provided with a copy of the U.S. Private Placement Memorandum, and no other written material was used in connection with the offer or sale of the Offered Units in the United States;

4. immediately prior to our transmitting the U.S. Private Placement Memorandum to offerees in the United States, we had reasonable grounds to believe and did believe that each such offeree was a U.S. Accredited Investor, and, on the date hereof, we believe that each such offeree purchasing Offered Units is a U.S. Accredited Investor and, if purchasing pursuant to a QIB Letter, also a Qualified Institutional Buyer;

5. we obtained from each person in the United States that is purchasing Offered Units, either (i) an executed QIB Letter in the form of Exhibit I to the U.S. Private Placement Memorandum or (ii) an executed U.S. Subscription Agreement in the form of Exhibit II to the U.S. Private Placement Memorandum, and we have delivered copies of the same to the Company;

6. no form of General Solicitation or General Advertising was used by us in connection with the offer of the Offered Units in the United States;

7. neither we nor the U.S. Affiliate nor anyone acting on our or its behalf has taken or will take any action that would constitute a violation of Regulation M under the U.S. Exchange Act in connection with the offer or sale of the Offered Units;

8. no Dealer Covered Person is subject to any Disqualification Event under Rule 506(d) of Regulation D; and

9. all offers and sales of the Offered Units in the United States have been conducted by us in accordance with the terms of the Agency Agreement, including Schedule A thereto.

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Capitalized terms used but not defined in this certificate have the meanings given to them in the Agency Agreement (including Schedule A attached thereto).

Dated this __ day of _________________, 2021.

[AGENT]	[U.S. AFFILIATE]

Authorized Signatory	Authorized Signatory

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SCHEDULE B

OUTSTANDING RIGHTS TO ACQUIRE SECURITIES

Number of warrants exercisable into common shares of the Company: 15,840,036

Number of stock options to acquire common shares of the Company: 8,718,500

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SCHEDULE C

SUBSIDIARIES

	Jurisdiction of	Beneficial Equity/	Direct/Indirect
Name	Formation	Voting Ownership	Ownership
Asia Synergy Limited	Hong Kong	100%	100%
Asia Synergy Holdings Ltd.	PRC	100%	100%
Wuxi Aorong Ltd.	PRC	100%	100%
Asia Synergy Technologies Ltd.	PRC	100%	100%
Asia Synergy Financial Capital Ltd.	PRC	51%	51%
Asia Synergy Data Solutions Ltd.	PRC	100%	100%
Asia Synergy Credit Solutions Ltd.	PRC	100%	100%
Asia Synergy Supply Chain Ltd.	PRC	51%	51%
Jinxiaoer Ltd.	PRC	70%	70%
Asia Synergy Supply-Chain Technologies Ltd.	PRC	100%	100%